**ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»**

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский [redacted] обл., Российская Федерация, 628400
Тел.: (3462) 42-[redacted]4, 42-64-95

«20th» February 2006 г.

06011618

№ 46-17-50

SUPPL



**[hand over personally by courier]**
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Surgutneftegas OJSC (File No. # 82-4302-Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC Surgutneftegas (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit Quarterly Report of OJSC Surgutneftegas for IV Quarter 2005.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** by phone **(7 095) 928 52 71** or **Andrey Serebryakov** on **(7 3462) 42 63 41.** Please stamp the date on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC Surgutneftegas, ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 120 pages



Sincerely yours,

Andrey N. Serebryakov

Deputy Head of
Securities Department

dlw 3/13

Рег. № 47-15-107 / 13.02.06

# Е Ж Е К В А Р Т А Л Ь Н Ы Й   О Т Ч Е Т

**ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ**
**ЗА IV КВАРТАЛ 2005 г.**
**Открытое акционерное общество «Сургутнефтегаз»**

# Q U A R T E R L Y   R E P O R T

**SECURITIES ISSUER**
**IV QUARTER 2005**
**Open Joint Stock Company “Surgutneftegas”**

Перевод аутентичен оригиналу

Переводчики: И.А.Соломко
А.В.Астафьев
О.С.Благополучная
Кол-во страниц: 120
Перевод выполнен: 20.02.2006

Сургут
2006

# QUARTERLY REPORT

## Open Joint Stock Company "Surgutneftegas"

**The issuer's code: 00155-A**

## for 4Q2005

**The issuer's location: Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1**

**The information contained herein is subject to disclosure pursuant to the Securities Legislation of the Russian Federation**

| | | |
|---|---|---|
| Director General<br>Date: February 10, 2006 | ____________________<br>(signature) | V.L.Bogdanov<br>name |
| Chief Accountant<br>Date: February 10, 2006 | ____________________<br>(signature) | M.N.Globa<br>name |
| | STAMP | |


Contact person: **Anton I. MOLCHANOV, Securities Division Head**
Tel.: **+7 (495) 928-52-71**
Fax: **+7 (495) 928-52-71**
E-mail: **Molchanov_AI@surgutneftegas.ru**

The information presented herein is disclosed at the Web site: **www.surgutneftegas.ru**

# Index

## INTRODUCTION

The issuer's full corporate name:
***Open Joint Stock Company "Surgutneftegas"***
Abbreviated name:
***OJSC "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-60-28***
E-mail: secretary@surgutneftegas.ru
The complete text of the quarterly report is available at the web site: ***www.surgutneftegas.ru***

**The issuer's outstanding securities.**
Type: ***shares***
Category: ***ordinary***
Amount of placed securities: ***35,725,994,705***
Par value of one valuable security of the issue: ***RUR 1***

Type: ***shares***
Category: ***preferred***
Amount of placed securities: ***7,701,998,235***
Par value of one valuable security of the issue: ***RUR 1***

**Other important information provided at the issuer's discretion.**
***Pursuant to Ordinance 03-1215/r of FKTsB of Russia as of 24.06.2003, the additional issues of the issue-grade securities of Open Joint Stock Company "Surgutneftegas" were pooled so that:***
***- the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:***
***87-1-664 dated 19.07.1994;***
***MF 67-1-01430 dated 30.09.1996;***
***1-05-00155-A dated 25.08.1997;***
***1-06-00155-A dated 22.12.1997;***
***1-07-00155-A dated 18.04.2000;***
***state registration number 1-01-00155-A dated June 24, 2003 was assigned to the above issues of ordinary registered non-documentary shares of OJSC "Surgutneftegas";***

***- the following state registration numbers assigned to the issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:***
***87-1-664 dated 19.07.1994;***
***MF 67-1-01184 dated 05.04.1996;***
***MF 67-1-01431 dated 30.09.1996;***
***2-05-00155-A dated 25.08.1997;***
***2-06-00155-A dated 24.10.1997;***

*state registration number 2-01-00155-A dated June 24, 2003 was assigned to the above issues of preferred registered non-documentary shares of OJSC "Surgutneftegas".*

*"The present quarterly report contains the issuer's authorized management bodies' assessments of future events and/or actions, outlook for the industry where the issuer carries out its primary activity and the issuer's performance, including the issuer's plans, probability of certain events and actions. Investors should not entirely rely upon the issuer's management bodies' assessments and estimates, since for many reasons the issuer's future actual performance may differ from the performance forecast. Acquisition of the issuer's securities is associated with risks detailed herein."*

## 1. Brief information on the members of the issuer's management bodies, the issuer's bank accounts, auditor, appraiser and financial advisor, and on other signatories to the present quarterly report.

### 1.1. Members of the issuer's management bodies.

The issuer's Board of Directors.

Members:
Name: ***Sergei Alekseevich ANAN'EV***
Year of birth: ***1959***

Name: ***Vladimir Leonidovich BOGDANOV***
Year of birth: ***1951***

Name: ***Alexander Nikolaevich BULANOV***
Year of birth: ***1959***

Name: ***Igor Nikolaevich GORBUNOV***
Year of birth: ***1967***

Name: ***Nikolai Ivanovich MATVEEV***
Year of birth: ***1942***

Name: ***Nikolai Yakovlevich MEDVEDEV***
Year of birth: ***1943***

Name: ***Alexander Filippovich REZYAPOV***
Year of birth: ***1952***

Name: ***Ildus Shagalievich USMANOV***
Year of birth: ***1954***

Name: ***Alexander Viktorovich USSOLTSEV***
Year of birth: ***1938***

Individual executive body: ***Director General***
Name: ***Vladimir Leonidovich BOGDANOV***
Year of birth: ***1951***

Members of the collegial executive body:
***The Company's Charter does not provide for a collegial executive body***

**1.2. The issuer's bank accounts.**

Full corporate name of credit institution: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of credit institution: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
Taxpayer identification number of credit institution: ***8602190258***
Account number: ***40702810000000100368***
Account type: ***settlement***
Account number: ***40702840300000100368***
Account type: ***current***
Bank identification code: ***047144709***
Correspondent account of credit institution: ***30101810600000000709***

Full corporate name of credit institution: ***Closed Joint Stock Company "International Moscow Bank"***
Abbreviated name of credit institution: ***CJSC "International Moscow Bank"***
Location: ***119034, Russian Federation, Moscow, Prechistenskaya nab., 9***
Taxpayer identification number of credit institution: ***7710030411***
Account number: ***40702810000010002908***
Account type: ***settlement***
Account number: ***40702840600010002909***
Account type: ***current***
Bank identification code: ***044525545***
Correspondent account of credit institution: ***30101810300000000545***

Full corporate name of credit institution: ***Joint Stock Commercial "Moscow Municipal Bank – Bank of Moscow" (Open Joint Stock Company)***
Abbreviated name of credit institution: ***OJSC "Bank of Moscow"***
Location: ***107996, Russian Federation, Moscow, ul. Rozhdestvenka, 8/15, building 3***
Taxpayer identification number of credit institution: ***7702000406***
Account number: ***40702810900170000324***
Account type: ***settlement***
Bank identification code: ***044525219***
Correspondent account of credit institution: ***30101810500000000219***

Full corporate name of credit institution: ***Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)***
Abbreviated name of credit institution: ***Sberbank of Russia***
Location: ***117997, Russian Federation, Moscow, ul. Vavilova, 19***
Taxpayer identification number of credit institution: ***7707083893***
Account number: ***40702840600020107240***
Account type: ***current***
Bank identification code: ***044525225***
Correspondent account of credit institution: ***30101810400000000225***

Full corporate name of credit institution: ***Branch of Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company) – West Siberian Bank***
Abbreviated name of credit institution: ***West Siberian Bank of Sberbank of Russia***
Location: ***625023, Russian Federation, Tyumen, ul. Rizhskaya, 61***
Taxpayer identification number of credit institution: ***7707083893***
Account number: ***40702810467020103612***
Account type: ***settlement***
Account number: ***40702840567020100226***
Account type: ***current***
Bank identification code: ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of credit institution: ***Branch of Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company) – Surgut Branch 5940***
Abbreviated name of credit institution: ***Surgut Branch 5940 of Sberbank of Russia OJSC***
Location: ***628416, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Dzerzhinskogo, 5***
Taxpayer identification number of credit institution: ***7707083893***
Account number: ***40702810567170101451***
Account type: ***settlement***
Account number: ***40702840267170100052***
Account type: ***current***
Bank identification code: ***047102651***
Correspondent account of credit institution: ***30101810800000000651***

**1.3. The issuer's auditor(s).**

Full corporate name: ***Limited Liability Company "Rosekspertiza"***
Abbreviated corporate name: ***LLC "Rosekspertiza"***
Location: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Tel.: ***(495) 721-38-83*** Fax: ***(495) 721-38-94***
E-mail: ***rosexpertiza@glasnet.ru***

Auditor's license:
License number: ***E 000977***
Date of issue: ***25.06.2002***
Date of expiry: ***24.06.2007***
Issuing authority: ***Ministry of Finance of Russia***

The Auditor conducted an independent audit of the Company's financial (accounting) reporting for the following financial years:
***LLC "Rosekspertiza" conducted independent audit of the Company's financial (accounting) reporting for the reporting periods from 1995 to 2001 inclusive and for the years of 2003 and 2004.***

Auditor's independence: ***LLC "Roseksperitza" is an independent auditor. The institutors of LLC "Roseksperitza" are natural persons which are citizens of the Russian Federation.***
***Factors allowing the Company to influence LLC "Roseksperitza" are non-existent.***

Auditor selection procedure: ***The Company's Board of Directors at its meeting considers proposals from various auditing companies, which have been received by the date of the meeting. The Board of Directors evaluates the proposals put forward by the auditing companies and adopts a resolution to recommend an auditor to be approved at the Shareholders' Meeting.***

Substantial interests between the Auditor (its officers) and the Company (its officers):

***- LLC "Roseksperitza" and the officers of LLC "Roseksperitza" are not shareholders of the Company;***
***- LLC "Roseksperitza" and the officers of LLC "Roseksperitza" have not borrowed any funds from the Company;***
***- LLC "Roseksperitza" and the officers of LLC "Roseksperitza" have not promoted the Company's products (services) and have not cooperated with the Company on commercial or non-commercial basis;***
***- Officers of LLC "Roseksperitza" do not have relatives among the Company's officers;***
***- None of the Company's officers concurrently occupies an office in LLC "Roseksperitza"; none of the officers of LLC "Roseksperitza" concurrently occupies an office in the Company.***

Procedure for determining Auditor's remuneration and information on deferred and overdue payments for Auditor's services:
***LLC "Roseksperitza" tenders to the Company's Board of Directors its commercial offer containing an audit procedure with all important elements of audit and the calculation of labor costs to conduct the audit of the Company's annual financial (accounting) reporting and the calculation of travel expenses, as well as a Draft Audit Agreement. The Company may require LLC "Roseksperitza" to present additional calculations and comments. Based on the provided documentation, the Company's Board of Directors passes a resolution to approve the amount of remuneration to be paid to LLC "Roseksperitza".***
***The Company has neither deferred nor overdue payments to LLC "Roseksperitza" for rendered services.***

**1.4. The issuer's appraiser.**

Name: ***Open Joint Stock Company "Ob'edinennye Konsultanty "FDP"***
Abbreviated name: ***OJSC "Obyedinennye Konsultanty "FDP"***
Location: ***Moscow, prospekt Mira, 124, apt. 15***

Tel.: ***(495) 283-74-54*** Fax: ***(495) 283-34-17***
E-mail: ***Fdp@fdp.ru***

Appraiser's license:
License number: ***000016***
Date of issue: ***06.08.2001***
Date of expiry: ***06.08.2007***
Issuing authority: ***Ministry of Property Relations of Russia***

Appraising services: ***OJSC "Ob'edinennye Konsultanty "FDP" presented its expert opinion on gross replacement cost of fixed assets.***

**1.5. The issuer's advisors.**
***The issuer did not retain any financial advisor.***

**1.6. Other signatories.**
*Name:* ***Mikhail Nikolaevich GLOBA***
*Company:* ***OJSC "Surgutneftegas"***
*Position:* ***Chief Accountant***
*Tel.:* ***(3462) 42-69-39*** *Fax:* ***(3462) 42-58-09***

## 2. The issuer's financial and business profile.

### 2.1. The issuer's financial and business performance.

***Not subject to presentation in the reporting quarter***

### 2.2. Market capitalization.

***Market capitalization is found by taking the total number of shares of certain category (type) and multiplying it by the relevant share market price which is disclosed by a securities market trade institutor and is set in accordance with The Procedure for Price Calculation of Issue-Grade Securities and Investment Interests of Unit Investment Trusts which have been given a quotation to be realized by trade organizers. The Procedure was adopted by Russian FKTsB Regulation 03-52/nc dated December 24, 2003 (registered under No. 5480 by Russian Ministry of Justice in January 23, 2004).***

*Period: 2001*
*Market capitalization:* ***$11,999,520,907***

*Period: 2002*
*Market capitalization:* ***$12,597,329,217***

*Period: 2003*
*Market capitalization:* ***$23,455,881,946***

*Period: 2004*
*Market capitalization:* ***$29,498,323,590***

*Period: 2005*
*Market capitalization:* ***$45,436,375,307***

**2.3. The issuer's liabilities.**

2.3.1. Accounts payable.

***Not subject to presentation in the reporting quarter***

2.3.2. The issuer's credit history.

***See Item 8.10.***

2.3.3. The issuer's liabilities arising from security provided to third parties.

The Company's total liabilities arising from security including pledge or guarantee provided in 4Q2005: ***none***
Third parties' total liabilities arising from security including pledge or guarantee provided by the Company in 4Q2005: ***none***

2.3.4. The issuer's other liabilities.

***The Company did not have any agreements nor did it have forward transactions which were not included into its accounting balance-sheet and which have been able to materially affect the Company's financial standing, liquidity, sources of financing and terms under which the sources are employed, performance and expenses for 4Q2005.***

**2.4. The goal of the issue and the appropriation of funds raised through placement of issue-grade securities.**

***The Company did not place any securities in the reporting period.***

**2.5. Risks associated with the acquisition of placed issue-grade securities or those being placed.**

2.5.1. Industry risks.

***The Company's activities including exploration, development and operation of oil and gas fields, oil and gas transportation and refining/processing as well as products marketing are a comprehensive process that entails a number of industry-related technological risks.***

***In the upstream sector, the Company's efforts to keep its oil and gas production stable, maintain and upgrade fixed assets and introduce new***

*equipment and technologies allow it to minimize the impact of industry-associated technological risks on its industrial process and financial performance.*

**Russian oil companies tend to suffer a harder blow with world oil price fluctuation caused by the following:**
***- economic growth rate of the largest oil importers;***
***- OPEC decisions on crude oil production quotas and exports to the global market;***
***- political stability in the Middle East;***
***- changes in prospective world crude oil reserves.***

**Domestic oil prices are subject to the following:**
***- crude oil export capacities growth rate;***
***- economic situation and economic growth rate;***
***- inflation rate;***
***- world oil price fluctuations affecting profitability of crude oil and petroleum products exports.***

2.5.2. Country and region risks.

***The Company operates in the Khanty-Mansiysky and Yamalo-Nenetsky Autonomous Okrugs of the Tyumenskaya Oblast, in the Republic of Sakha (Yakutia), and in the northwestern and central parts of the Russian Federation. These regions are unlikely to face any major seismic hazard or high probability of natural disasters. Some parts of the Republic of Sakha (Yakutia) are prone to seasonal floods that cannot, however, have a considerable impact on the Company's operations.***

***It is thanks to its effective business practices aimed at a long-term growth, its social responsibility to the state, society and personnel as well as to the sustained development of the country and regions of its core activities that the Company faces no high country or region risks.***

2.5.3. Financial risks.

***The Company's export marketing activities generate a substantial portion of proceeds.***

***Since the US dollar is a basic accounting currency of export contracts, any changes in the RUR/USD exchange rate may have a substantial influence on the Company's financials. Pursuing its short-term and long-term financial investment policy, the Company's seeks to reduce risks associated with adverse change in rate of exchange.***

***Risks associated with interest rate change have less impact on the Company's operations owing to the Company's strong financial position, the absence of heavy debts, and the availability of cash assets necessary to***

***implement strategic projects. Though, fluctuation of interest rates caused by country risks reevaluation may make the Company reconsider its target rate of return on investment projects.***

***A substantial part of the Company's expenses is determined by the price environment in Russia, e.g. by natural monopolies' service rates, and may become vulnerable to a higher inflation. Drawing up financial plans and budgets, the Company includes forecast inflation rates thus to mitigate an inflation impact on its operating activities.***

2.5.4. Legal risks.

***Changes in the tax legislation (e.g. higher tax rates or changes in due dates/ procedure for tax calculation and payment), limits on mineral resources export through imposing tariff/non-tariff restrictions, higher oil export tariffs may reduce the Company's profit.***

***Changes in licensing of the Company's activities may increase the period needed to prepare documents required to have a license extended and cause the Company to bring its operations in line with established requirements. However, this risk should be deemed insignificant except for the case, when to have a license extended or to carry out its activities which are subject to licensing, the Company shall meet requirements which are either impossible to meet or possible to meet through excessive costs that can force the Company to cease these activities.***

***Changes in the judicial practice are primarily associated with changes in the legislation. Nevertheless, the probability of such changes which may seriously affect the Company's activities is low.***

2.5.5. Risks associated with the issuer's activities.

***Key factors that may substantially affect the Company's operations are external ones such as changes in oil prices in both world and domestic markets, the throughput capacity of the Russian transportation system, higher transport and electricity tariffs, and higher taxes imposed on Russian oil producers.***

## 3. Detailed information on the issuer.

### 3.1. The issuer's history

3.1.1. The issuer's corporate name:
The issuer's full corporate name:
***Open Joint Stock Company "Surgutneftegas"***
Abbreviated name:
***OJSC "Surgutneftegas"***

Alterations in the issuer's name and in its organizational and legal form:
***Production Association "Surgutneftegas"***
***PO "Surgutneftegas"***
Introduced: ***15.09.1977***

***Joint Stock Company of Open Type "Surgutneftegas"***
***AOOT "Surgutneftegas"***
Introduced: ***06.05.1993***

***Open Joint Stock Company "Surgutneftegas"***
***OJSC "Surgutneftegas"***
Introduced: ***27.06.1996***

The current name was introduced: ***27.06.1996***

3.1.2. State registration of the issuer.

Date of state registration of the issuer: ***06.05.1993***
State registration certificate No.: ***12-4782***
Registration authority: ***Administration of the city Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast***
Date of registration in the United State Register of Legal Entities: ***18.09.2002***
Main state registration number: ***1028600584540***
Registration authority: ***Inspection of Ministry of Taxes and Duties of Russia for Surgut, Khanty-Mansiysky Autonomous Okrug***

3.1.3. The issuer's establishment and development.

The issuer's life period: ***The Company was established in May 06, 1993, in accordance with and pursuant to Order of the President of the Russian Federation No.1403 "On Features of Privatization and Transformation of State Enterprises, Production and Scientific Production Associations of Petroleum, Oil Refining and Oil Products Marketing Industries into Joint Stock Companies" dated 17.11.1992. - Transformation of PO "Surgutneftegas" into AOOT "Surgutneftegas". According to the resolution adopted by AOOT "Surgutneftegas" shareholders at their AGM held in June 15, 1996, Minutes No.32, and since the Company's constituent documents were brought into conformity with Federal Law No.208-FZ "On Joint Stock Companies" dated 26.12.1995, redrafted Company's Charter was approved. In June 27, 1996, according to the new Company's Charter the Company's corporate name was changed from AOOT "Surgutneftegas" to OJSC "Surgutneftegas".***
The issuer will be operating till: ***no period determined.***
Corporate purpose: ***the Company's priority is profit earning.***
Other information: ***none.***

3.1.4. Contacts.

Location: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Location of the issuer's permanent executive body: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***

Tel.: ***(3462) 42 60 28***
Fax: ***(3462) 42 64 94***

E-mail: ***secretary@surgutneftegas.ru***
Web-site: ***www.surgutneftegas.ru***

Shareholder and Investor Relations Company:
Name: ***Limited Liability Company "Invest-Zashchita"***

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Tel.: ***(3462) 46 46 50***
Fax: ***(3462) 46 46 50***

E-mail: ***invz@wsnet.ru***
Web-site: ***no website***

3.1.5. Taxpayer identification number.

***8602060555***

3.1.6. The issuer's branches and representative offices.

Name: ***Saint Petersburg representative office of OJSC "Surgutneftegas"***
Location: ***Russian Federation, Saint Petersburg, ul.Podkovyrova, 37***
Mailing address: ***197136, Russian Federation, Saint Petersburg, ul.Podkovyrova, 37***
Director: ***Viktor Ivanovich MANOILIN***
Establishment date: ***28.05.1998***
Letter of attorney duration: ***23.10.2006***

**3.2. The issuer's core business activity.**

3.2.1. Industry classification of the issuer.

OKVED codes: ***11.10.11; 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1.***

3.2.2. The issuer's core business activity.

***Not subject to presentation in the reporting quarter***

3.2.3. Main types of goods (works, services).

***Not subject to presentation in the reporting quarter***

3.2.4. The issuer's raw material (supplies) and suppliers.

***Not subject to presentation in the reporting quarter***

3.2.5. Marketing outlets for the issuer's products (work, services).

The Company's main products are oil and oil products.

| **OIL** | **4Q2005** |
|---|---|
| **- Russia** | ***Central Federal District***<br>***North-Western Federal District***<br>***Privolzhsky Federal District***<br>***Far Eastern Federal District***<br>***Ural Federal District***<br>***Siberian Federal District*** |
| **- export** | ***Europe***<br>***CIS*** |

| **OIL PRODUCTS** | **4Q 2005** |
|---|---|
| **- Russia** | ***North-Western Federal District***<br>***Central Federal District*** |
| **- export** | ***Europe*** |

***Among the factors that can affect the Company's marketing are lower world prices for oil and petroleum products, higher transport tariffs and export quota restrictions.***

***To mitigate adverse effects, the Company routinely monitors oil and oil products prices in foreign and domestic markets and remaps its export routes choosing destinations boasting more advantageous price environment.***

3.2.6. The issuer's licenses.

Number: ***KhMN No. 12666 NP***
Date of issue: ***08.09.2004***
Date of expiry: ***18.08.2009***
Issuing authority: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within 17 Yugansky exploration block***

Number: ***YaKU No. 11882 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Issuing authority: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Khoronokhsky exploration block***

Number: ***YaKU No. 11883 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Issuing authority: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Kedrovy exploration block***

Number: ***YaKU No. 11884 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Issuing authority: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Peleduisky exploration block***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Yuzhno-Lyaminsky exploration block***

Number: ***KhMN 11418 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Yuzhno-Golyanovsky exploration block***

Number: ***KhMN 11735 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Lyaminsky exploration block***

Number: ***KhMN 11734 NP***
Date of issue: ***23.09.2003***

Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Lyaminsky exploration block***

Number: ***KhMN 11738 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Rogozhnikovsky exploration block***

Number: ***KhMN 11739 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Rogozhnikovsky exploration block***

Number: ***KhMN 11740 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Rogozhnikovsky exploration block***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry: ***01.03.2006***
Issuing authority: ***Natural Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Novo-Nadymsky exploration block***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Novo-Nadymsky exploration block (southern part)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***

Date of expiry: ***31.12.2007***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Verkhne-Semiegansky exploration block***

Number: ***KhMN 11417 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Lungorsky exploration block***

Number: ***KhMN 11743 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Yuilsky exploration block***

Number: ***KhMN 11744 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Yuilsky exploration block***

Number: ***KhMN 11741 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Lyaminsky exploration block***

Number: ***KhMN 11742 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Lyaminsky exploration block***

Number: ***KhMN 11737 NP***
Date of issue: ***23.09.2003***

Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Lyaminsky exploration block***

Number: ***KhMN 11733 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Lyaminsky exploration block***

Number: ***KhMN 11736 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Lyaminsky exploration block***

Number: ***KhMN 12169 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Surgutsky 1 exploration block***

Number: ***KhMN 12170 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
Issuing authority: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Surgutsky 2 exploration block***

Number: ***NRM 12358 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Issuing authority: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Sarutayusky exploration block***

Number: ***NRM 12359 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***

Issuing authority: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Korobkovsky exploration block***

Number: ***NRM 12360 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Issuing authority: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination including prospecting and evaluation of deposits within Syamayusky exploration block***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Yaun-Lorsky licensed area***

Number: ***KhMN 01465 VE***
Date of issue: ***05.12.2000***
Date of expiry: ***04.12.2020***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Vostochno-Yelovy licensed area***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01736 VE***
Date of issue: ***17.07.2003***
Date of expiry: ***07.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic and industrial water supply within the city of Surgut***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01784 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry: ***12.02.2008***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Surgutsky District***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Solkinsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Komar'insky licensed area***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Vachimsky licensed area***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Bystrinsky licensed area***

Number: ***KhMN 01731 VE***
Date of issue: ***23.06.2003***
Date of expiry: ***22.06.2023***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Severo-Yur'evsky licensed area***

Number: ***KhMN 01783 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Dunaevsky licensed area***

Number: ***KhMN 01786 VE***
Date of issue: ***22.03.2004***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***06.10.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Maslikhovsky licensed area***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply at Lyaminsky water intake***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Lyantorsky licensed area***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Lyantorsky licensed area***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Nazargaleevsky licensed area***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01776 VE***
Date of issue: ***29.12.2003***
Date of expiry: ***28.12.2018***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Saninsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry: ***05.05.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic and industrial water supply within Savuysky, Russkinskoy, Rodnikovy and Konitlorsky licensed areas***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry: ***27.09.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic and industrial water supply within Nizhne-Sortymsky licensed area***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic and industrial water supply within Tyansky licensed area***

Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic and industrial water supply within Alekhinsky licensed area***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic and industrial water supply within Kamynsky licensed area***

Number: ***KhMN 01600 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***

Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic and industrial water supply within Bittemsky licensed area***

Number: ***KhMN 01601 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic and industrial water supply within Trom'egansky licensed area***

Number: ***KhMN 01602 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic and industrial water supply within Khorlorsky licensed area***

Number: ***KhMN 01720 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic and industrial water supply within Ul'yanovsky licensed area***

Number: ***KhMN 01721 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***domestic and industrial water supply within Zapadno-Chigorinsky licensed area***

Number: ***KhMN 00302 TRIO***
Date of issue: ***06.08.2004***
Date of expiry: ***06.08.2009***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Ob' river) to maintain reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00239 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***

Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***sand mining from water courses and sand piling***

Number: ***KhMN 00242 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***sand mining from water courses and sand piling***

Number: ***KhMN 00243 TBDBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***sand mining from water courses and sand piling***

Number: ***KhMN 00244 TODIK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***sand mining from water courses and sand piling***

Number: ***KhMN 00252 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2006***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***sand mining from water courses and sand piling***

Number: ***KhMN 00156 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***submerged crossings operation***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***submerged crossings operation***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***

Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***submerged crossings operation***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***submerged crossings operation***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***submerged crossings operation***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***18.06.2002***
Date of expiry: ***10.06.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***submerged crossings operation***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***submerged crossings operation***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***submerged crossings operation***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***submerged crossings operation***

Number: ***KhMN 00157 TBDBK***

Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
Issuing authority: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***submerged crossings operation***

Number: ***22217***
Date of issue: ***22.05.2002***
Date of expiry: ***22.05.2007***
Issuing authority: ***Ministry of Communications of RF***
Range of activity: ***local and intra-area telecommunications services***

Number: ***10505/920081***
Date of issue: ***20.01.2003***
Date of expiry: ***21.01.2006***
Issuing authority: ***State Customs Committee of Russia (Nizhnevartovsk customs office)***
Range of activity: ***setting up temporary storage warehouse***

Number: ***ID 04570***
Date of issue: ***20.04.2001***
Date of expiry: ***20.04.2006***
Issuing authority: ***Ministry of Mass Media of RF***
Range of activity: ***publishing business***

Number: ***62EK 01-6188***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Mine Supervision) of Russia***
Range of activity: ***field geophysical activity and well logging (including perforation job and explosive works)***

Number: ***62EK 01-6189***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Mine Supervision) of Russia***
Range of activity: ***field geophysical activity and well logging (including perforation job and explosive works)***

Number: ***62VR 01-6190***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Mine Supervision) of Russia***
Range of activity: ***operation of warehouses for explosives***

Number: ***62VR 01-6191***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***

Issuing authority: ***Gosgortekhnadzor (State Mine Supervision) of Russia***
Range of activity: ***application of blasting equipment and instrumentation, perforating equipment certified by Gosgortekhnadzor (State Mine Supervision) of Russia to perform perforating job***

Number: ***62VR 01-6192***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Mine Supervision) of Russia***
Range of activity: ***application of commercial explosives and articles supplemented with explosives certified by Gosgortekhnadzor (State Mine Supervision) of Russia***

Number: ***62ST 01-6193***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
Issuing authority: ***Gosgortekhnadzor (State Mine Supervision) of Russia***
Range of activity: ***construction of facilities for exploitation of mineral deposits***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
Issuing authority: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***environmental actions (services) (working out maximum permissible emission, waste generation standards, waste disposal constraints, etc.)***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
Issuing authority: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***environmental actions (services) (assessing environmental impact of operating enterprises and of those being designed)***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
Issuing authority: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***ecological certification***

Number: ***1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
Issuing authority: ***Licensing Committee of Krasnodarsky Krai***
Range of activity: ***medical activities ("Neftyanik Sibiri")***

Number: ***1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
Issuing authority: ***Licensing Committee of Krasnodarsky Krai***
Range of activity: ***medical activities ("Yuny Neftyanik")***

Number: ***1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
Issuing authority: ***Licensing Committee of Krasnodarsky Krai***
Range of activity: ***medical activities ("Lermontovo")***

Number: ***57 EK 006829***
Date of issue: ***31.05.2001***
Date of expiry: ***31.05.2006***
Issuing authority: ***Gosgortekhnadzor (State Mine Supervision) of RF, Northern Caucasus Okrug Division***
Range of activity: ***operation of facilities subject to supervision of Kotlonadzor Administration (steam boilers, hot water boilers, steam and hot water piping)***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry: ***26.09.2006***
Issuing authority: ***Licensing Chamber of Krasnodarsky Krai***
Range of activity: ***medical activities (pre-ride medical examinations for Motor depot of Health Division "Surgut")***

Number: ***77.99.18.001.L.000359.02.05***
Date of issue: ***22.02.2005***
Date of expiry: ***22.02.2010***
Issuing authority: ***Federal Supervisory Service on Protection of Consumers' Rights and Human Welfare***
Range of activity: ***activities involving the use of agents of infection***

Number: ***4/78/04***
Date of issue: ***30.06.2004***
Date of expiry: ***30.06.2009***
Issuing authority: ***Healthcare Department of Krasnodarsky Krai***
Range of activity: ***pharmaceutical activities***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
Issuing authority: ***Urban Development Policy Department of Khanty-Mansiysky Autonomous Okrug, State Licensing Administration***
Range of activity: ***construction of buildings and structures (construction and mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
Issuing authority: ***Urban Development Policy Department of Khanty-Mansiysky Autonomous Okrug, State Licensing Administration***
Range of activity: ***manufacturing building structures and materials of construction***

Number: ***62MR 01-6565***
Date of issue: ***08.11.2001***
Date of expiry: ***08.11.2006***
Issuing authority: ***Gosgortekhnadzor (State Mine Supervision) of Russia***
Range of activity: ***mine surveying associated with exploitation of mineral deposits***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
Issuing authority: ***Kuban Basin Administration***
Range of activity: ***water consumption (surface water bodies)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
Issuing authority: ***Kuban Basin Administration***
Range of activity: ***water consumption (surface water bodies)***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
Issuing authority: ***Kuban Basin Administration***
Range of activity: ***water consumption (surface water bodies)***

Number: ***TYuKh 182440***
Date of issue: ***15.01.2002***
Date of expiry: ***15.01.2007***
Issuing authority: ***Urban Development Policy Department of Khanty-Mansiysky Autonomous Okrug, State Licensing Administration***
Range of activity: ***structural engineering***

Number: ***62EK 10-2008***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2007***
Issuing authority: ***Gosgortekhnadzor of RF, Tyumensky Okrug Administration***
Range of activity: ***operation of trunk pipeline transportation***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry: ***11.02.2007***
Issuing authority: ***Education and Science Department, Administration of Surgut***
Range of activity: ***educational activity associated with pre-school and primary education programs***

Number: ***173***
Date of issue: ***15.07.2002***
Date of expiry: ***26.05.2007***
Issuing authority: ***Education and Science Department of KhMAO***
Range of activity: ***educational activities (Polytechnic Education Centre)***

Number: ***228***
Date of issue: ***02.08.2002***
Date of expiry: ***01.08.2007***
Issuing authority: ***Education and Science Department of KhMAO***
Range of activity: ***educational activities (PU "SurgutASUneft")***

Number: ***1553***
Date of issue: ***17.07.2005***
Date of expiry: ***17.07.2008***
Issuing authority: ***Economic Policy Department, Administration of Surgut***
Range of activity: ***alcohol retail trade***

Number: ***256***
Date of issue: ***27.09.2005***
Date of expiry: ***27.09.2010***
Issuing authority: ***Ministry of Taxes and Duties, Taxes and Duties Administration for KhMAO***
Range of activity: ***purchase, storage and supply of alcoholic beverages (excluding export and import)***

Number: ***TYuG-00248k***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
Issuing authority: ***Gosgeonadzor (State Geological Supervision) of RF, Tyumen Territorial Inspection***
Range of activity: ***mapping activity***

Number: ***TYuG-00247g***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
Issuing authority: ***Gosgeonadzor (State Geological Supervision) of RF, Tyumen Territorial Inspection***
Range of activity: ***geodesic activity***

Number: ***20003809***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
Issuing authority: ***Ministry of Energy of Russia***
Range of activity: ***transportation of oil, gas and petroleum derivatives through trunk pipelines***

Number: ***10003808***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
Issuing authority: ***Ministry of Energy of Russia***
Range of activity: ***oil refining, gas processing and petroleum derivatives processing***

Number: ***30008347***
Date of issue: ***28.04.2003***
Date of expiry: ***27.04.2008***
Issuing authority: ***Ministry of Energy of Russia***
Range of activity: ***oil, gas and petroleum derivatives storage***

Number: ***60009102***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
Issuing authority: ***Ministry of Energy of Russia***
Range of activity: ***heating networks operation***

Number: ***50009101***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
Issuing authority: ***Ministry of Energy of Russia***
Range of activity: ***electric networks operation***

Number: ***00-EKh-001261 (Kh)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
Issuing authority: ***Gosgortekhnadzor (State Mine Supervision) of RF***
Range of activity: ***operation of hazardous chemical production facilities***

Number: ***00-DE-001485 (DKN)***
Date of issue: ***23.07.2003***
Date of expiry: ***23.07.2008***
Issuing authority: ***Gosgortekhnadzor (State Mine Supervision) of RF***
Range of activity: ***expert examination of industrial safety***

Number: ***00-EN-001262 (DN)***
Date of issue: ***04.06.2003***
Date of expiry:***04.06.2008***
Issuing authority: ***Gosgortekhnadzor (State Mine Supervision) of RF***

Range of activity: ***operation of oil and gas production facilities***

Number: ***00-EV-001550 (KMSKh)***
Date of issue: ***01.08.2003***
Date of expiry: ***01.08.2008***
Issuing authority: ***Gosgortekhnadzor (State Mine Supervision) of RF***
Range of activity: ***operation of explosive facilities***

Number: ***3/00074***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
Issuing authority: ***Ministry of Emergencies of RF, State Fire Protection Service, Main Department***
Range of activity: ***operation of fire hazardous facilities***

Number: ***2/04487***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
Issuing authority: ***Ministry of Emergencies of RF, State Fire Protection Service, Main Department***
Range of activity: ***installation and maintenance of fire security equipment for buildings and facilities***

Number: ***PRD 01539***
Date of issue: ***30.09.2003***
Date of expiry: ***29.09.2008***
Issuing authority: ***Ministry of Railways of Russia***
Range of activity: ***loading-unloading operations at railway transport***

Number: ***199***
Date of issue: ***14.11.2003***
Date of expiry: ***14.11.2008***
Issuing authority: ***Medical Activity Licensing Committee under Healthcare Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activities***

Number: ***27719***
Date of issue: ***05.09.2003***
Date of expiry: ***05.09.2008***
Issuing authority: ***Ministry of Communications of RF***
Range of activity: ***leasing out telecommunication circuits***

Number: ***217***
Date of issue: ***09.12.2003***
Date of expiry: ***09.12.2008***
Issuing authority: ***Medical Activity Licensing Committee of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activities***

Number: ***LSS-86-087232***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
Issuing authority: ***Russian Transport Inspection, Khanty-Mansiysky Okrug Branch***
Range of activity: ***Commercial transportation of passengers by light motor vehicles***

Number: ***ASS-86-086427***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
Issuing authority: ***Russian Transport Inspection, Khanty-Mansiysky Okrug Branch***
Range of activity: ***Transportation of passengers by motor vehicles equipped to transport more than 8 persons***

Number: ***GSS-86-085336***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
Issuing authority: ***Russian Transport Inspection, Khanty-Mansiysk Okrug Branch***
Range of activity: ***Transportation of cargoes by motor vehicles with capacity of over 3.5 tons***

Number: ***227***
Date of issue: ***26.12.2003***
Date of expiry: ***26.12.2008***
Issuing authority: ***Medical Activity Licensing Committee under Healthcare Department of KhMAO***
Range of activity: ***medical activities***

Number: ***GS-5-86-02-27-0-8602060555-001673-1***
Date of issue: ***09.03.2004***
Date of expiry: ***09.03.2009***
Issuing authority: ***State Construction Committee of RF***
Range of activity: ***construction of buildings and facilities of I and II criticality rating***

Number: ***GS-5-86-02-28-0-8602060555-002348-1***
Date of issue: ***18.10.2004***
Date of expiry: ***18.10.2009***
Issuing authority: ***Federal Agency of Construction and Municipal Housing Economy***
Range of activity: ***engineering surveys for construction of buildings and facilities of I and II criticality rating in accordance with the state standard***

Number: ***GS-5-86-02-26-0-8602060555-002347-1***
Date of issue: ***04.10.2004***
Date of expiry: ***04.10.2009***
Issuing authority: ***Federal Agency of Construction and Municipal Housing Economy***
Range of activity: ***engineering of buildings and facilities of I and II criticality rating in accordance with the state standard***

Number: ***62-DG-001184(S)***
Date of issue: ***07.12.2004***
Date of expiry: ***07.12.2009***
Issuing authority: ***Federal Agency of Ecological, Technological and Atomic Supervision***
Range of activity: ***Operation of gas-distributing system***

Number: ***000066-R***
Date of issue: ***18.11.2004***
Date of expiry: ***18.11.2009***
Issuing authority: ***Federal Agency of Technical Regulation and Metrology***
Range of activity: ***repairs of measuring devices***

Number: ***UO-03-209-1030***
Date of issue: ***20.12.2004***
Date of expiry: ***31.12.2009***
Issuing authority: ***Federal Service of Ecological, Technological and Atomic Inspection***
Range of activity: ***application, transportation and storage of items containing radioactive materials***

Number: ***86-01-000005***
Date of issue: ***02.09.2004***
Date of expiry: ***02.09.2009***
Issuing authority: ***Federal Supervision Service for Public Health and Social Development***
Range of activity: ***medical activities***

Number: ***KRD 41698 BMKZKh***
Date of issue: ***01.04.2005***
Date of expiry: ***01.03.2010***
Issuing authority: ***Federal Water Storage Agency, Kuban Basin Administration***
Range of activity: ***water consumption (surface water bodies)***

Number: ***86-01-000005***
Date of issue: ***11.08.2005***
Date of expiry: ***11.08.2010***
Issuing authority: ***Federal Supervision Service for Public Health and Social Development***
Range of activity: ***medical activities***

Number: ***86***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Federal Security Service of RF, Regional Administration for Tyumenskaya Oblast***
Range of activity: ***OJSC "Surgutneftegas" activities involving the use of state secret information***

Number: ***86/1***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Federal Security Service of RF, Regional Administration for Tyumenskaya Oblast***
Range of activity: ***activities of NGDU "Surgutneft", OJSC "Surgutneftegas", involving the use of state secret information***

Number: ***86/2***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Federal Security Service of RF, Regional Administration for Tyumenskaya Oblast***
Range of activity: ***activities of NGDU "Fedorovskneft", OJSC "Surgutneftegas", involving the use of state secret information***

Number: ***86/3***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Federal Security Service of RF, Regional Administration for Tyumenskaya Oblast***
Range of activity: ***activities of NGDU "Bystrinskneft", OJSC "Surgutneftegas", involving the use of state secret information***

Number: ***86/4***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Federal Security Service of RF, Regional Administration for Tyumenskaya Oblast***
Range of activity: ***activities of NGDU "Komsomolskneft", OJSC "Surgutneftegas", involving the use of state secret information***

Number: ***86/5***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Federal Security Service of RF, Regional Administration for Tyumenskaya Oblast***
Range of activity: ***activities of NGDU "Lyantorneft", OJSC "Surgutneftegas", involving the use of state secret information***

Number: ***86/6***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Federal Security Service of RF, Regional Administration for Tyumenskaya Oblast***
Range of activity: ***activities of NGDU "Nizhnesortymskneft", OJSC "Surgutneftegas", involving the use of state secret information***

Number: ***86/7***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Federal Security Service of RF, Regional Administration for Tyumenskaya Oblast***
Range of activity: ***activities of Petroleum Gas Gathering and Utilization Division, OJSC "Surgutneftegas", involving the use of state secret information***

Number: ***86/8***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Federal Security Service of RF, Regional Administration for Tyumenskaya Oblast***
Range of activity: ***activities of Exploration Division, OJSC "Surgutneftegas", involving the use of state secret information***

Number: ***86/9***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
Issuing authority: ***Federal Security Service of RF, Regional Administration for Tyumenskaya Oblast***
Range of activity: ***activities of "SurgutNIPIneft", R&D Institute of OJSC "Surgutneftegas", involving the use of state secret information***

3.2.7. The issuer's joint activity.

***In 4Q2005, the Company did not sign any cooperation agreements.***

3.2.8. Further requirements for issuers being joint-stock investment funds, insurance enterprises, lending institutions, mortgage agents.

***The Company is neither a joint-stock investment fund, neither an insurance enterprise.***

3.2.9. Further requirements for issuers primarily engaged in mining.

a) Mineral resources

License ID: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2039***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***

Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***TYuM 11997 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***TYuM 11998 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***

Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00433 NE***
Date of issue: ***27.12.1993***
Date of expiry: ***31.12.2057***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2055***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01087 NE***
Date of issue: ***27.09.1999***
Date of expiry: ***31.12.2055***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00422 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Oktyabrsky and Khanty-Mansiysky Districts***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00420 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00421 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***31.12.2051***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***

Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***31.12.2040***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2022***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry: ***16.12.2022***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Yamalo-Nenetsky Autonomous Okrug, Nadymsky and Purovsky Districts***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2055***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***

Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 13143 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 13144 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 13145 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 13146 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***

Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 13147 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 13148 NR***
Date of issue: ***18.05.2005***
Date of expiry: ***16.05.2030***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Nefteyugansky Districts***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***TYuM 13380 NR***
Date of issue: ***25.11.2005***
Date of expiry: ***01.11.2030***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***YaKU 13230 NE***
Date of issue: ***06.07.2005***
Date of expiry: ***15.07.2025***

Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Republic of Sakha (Yakutia), Lensky District***
License type: ***geological examination (prospecting, exploration) and mining***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 12326 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4, Paragraph 3***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry: ***01.07.2022***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4, Paragraph 3***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 11878 NE***
Date of issue: ***03.11.2003***
Date of expiry: ***22.10.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4, Paragraph 3***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 12325 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***

Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4, Paragraph 3***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 12681 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4, Paragraph 3***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 12682 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4, Paragraph 3***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 12679 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4, Paragraph 3***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 12680 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4, Paragraph 3***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 13411 NE***
Date of issue: ***15.12.2005***
Date of expiry: ***20.12.2070***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4, Paragraph 3***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 11355 NE***
Date of issue: ***26.12.2002***
Date of expiry: ***31.12.2037***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***YaKU 12061 NE***
Date of issue: ***26.12.2003***
Date of expiry: ***31.12.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 5***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Republic of Sakha (Yakutia), Lensky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00431 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2039***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00435 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2045***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00438 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2043***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00436 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2027***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00558 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2034***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00408 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2086***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00405 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2093***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00406 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2037***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00412 NE***
Date of issue: ***05.07.1994***
Date of expiry: ***31.12.2046***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00409 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2041***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00437 NE***
Date of issue: ***20.07.1993***
Date of expiry: ***31.12.2055***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00418 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2022***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00407 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2027***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00410 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2072***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00423 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2045***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00419 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2098***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00417 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2048***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00564 NE***
Date of issue: ***27.09.1993***
Date of expiry: ***31.12.2055***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00434 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2033***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00411 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2049***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00432 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2055***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00563 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2055***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00560 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2055***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00562 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2034***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00559 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2073***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00561 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2049***
Basis for issuance: ***"Statute on Procedure for Subsurface Use Licensing", Article 19, Item 1***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
License type: ***exploration and production of oil and gas***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry: ***25.06.2017***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***

Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry: ***24.04.2021***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01642 VE***
Date of issue: ***09.08.2002***
Date of expiry: ***08.08.2027***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***

Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry: ***06.07.2024***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry: ***18.04.2027***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry: ***03.04.2026***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***

License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01677 VE***
Date of issue: ***25.02.2003***
Date of expiry: ***26.06.2014***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***

Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry: ***22.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00855 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***

License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry: ***24.04.2027***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***

Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry: ***20.04.2025***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01772 VE***
Date of issue: ***19.12.2003***
Date of expiry: ***18.12.2023***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01778 VE***
Date of issue: ***19.01.2004***
Date of expiry: ***18.01.2024***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01804 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01805 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01806 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01807 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***

License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

License ID: ***KhMN 01862 VE***
Date of issue: ***08.06.2005***
Date of expiry: ***07.06.2020***
Basis for issuance: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992, Article 10.1, Item 4***
Basis for extension: ***Federal Law 2395-1 "On Subsurface" of 21.02.1992***
Subsurface area: ***Khanty-Mansiysky Autonomous Okrug***
License type: ***production of Cenomanian subsurface water for technological purposes***
License fees: ***being paid as required by the effective legislation of RF***
Extent of compliance: ***in progress***
Possible adverse factors and their probability: ***none***

***In 4Q2005, oil and associated petroleum gas production at the Company's fields under development amounted to 16.365 mn tons and 3.757 bcm, respectively.***

b) Mineral resources processing

***The Company has its own associated gas processing division and a refinery in Kirishi - "KINEF" Ltd. - that refines oil and manufactures petrochemicals.***

c) Products marketing

***The Company is currently marketing its oil and oil products without any additional permits.***

***Federal Law 147-FZ dated 17.08.1995 "On Natural Monopolies" grants duly registered oil producers and their parent companies access to the Russian trunk pipeline system and marine terminals to transport oil outside the customs territory of the Russian Federation, proportionally to the oil output pumped into the trunk pipeline system with a 100% trunk pipeline transmission capacity (depending on their engineering capabilities).***

3.2.10. Further requirements for issuers primarily engaged in communications services.

***Communications services are not the Company's core business.***

**3.3. The issuer's plans.**

***In 2006, the Company will go on prospecting at the existing licensed blocks as well as analyzing and making arrangements for the acquisition of new reserves in promising oil and gas bearing regions of the Russian Federation.***

***In 2006, the Company will continue producing hydrocarbons in the Khanty-Mansiysky Autonomous Okrug and in the Republic of Sakha (Yakutia).***

***Hydrocarbon production is planned to reach more than 82 mn tons of oil equivalent, including 67.1 mn tons of oil and 15.2 bcm of gas.***

***On the refining side, the Company will continue upgrading its production facilities, increasing production efficiency, equipment reliability and ecological security. Pursuing its cost cutting program, the Company plans to enhance equipment performance, which will translate into fuel, steam and energy savings.***

***Oil refining is planned to amount to 19.7 mn tons.***

***In 2006, the Company will continue its gas processing facilities renovation program. Gas processing is planned to amount to 4.8 bcm.***

**3.4. The issuer's share in industrial, banking, and financial groups, holdings, groups of companies and associations.**

Full name: ***Association "Information and Cooperation Council for Fuel and Energy Complex"***
The issuer's position and functions in the organization: ***Member of the Association***
The period of the issuer's participation in the organization: ***Unlimited***

**3.5. The issuer's subsidiaries and affiliated companies.**

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: ***Russian Federation, Veliky Novgorod***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***100%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Purchase, storage and sales of oil products***
The company's contribution to the issuer's business: ***Marketing of the issuer's oil products***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Victor Georgievich SEREBRENNIKOV***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.0016%***
Fraction of the issuer's ordinary shares: ***0.0013%***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***Russian Federation, Tyumenskaya oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***100%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Timber construction materials***
The company's contribution to the issuer's business: ***Manufacturing of construction materials, components, and assemblies for the issuer's needs***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Nikolai Ivanovich IVANOV***
Year of birth: ***1952***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

3. Full name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***Russian Federation, Pskov***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***100%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Purchase, storage and sales of oil products***
The company's contribution to the issuer's business: ***Marketing of the issuer's oil products***

Board of Directors: ***Not formed in compliance with the constituent documents***

The individual executive body of the organization:
Name: ***Yury Vladimirovich MALESHIN***
Year of birth: ***1959***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

4. Full name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Abbreviated name: ***LLC "SO "Tvernefteprodukt"***
Location: ***Russian Federation, Tver***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***100%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Purchase, storage and sales of oil products***
The company's contribution to the issuer's business: ***Marketing of the issuer's oil products***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Alexander Eduardovich KLINOVSKY***
Year of birth: ***1968***
Share in the issuer's charter capital: ***0.0015%***
Fraction of the issuer's ordinary shares: ***0.0017%***

5. Full name: ***Limited Liability Company "Investsibirstroy"***
Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: **100%**
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Construction and maintenance of oil, gas and water trunk pipelines; construction of housing and recreation facilities***

The company's contribution to the issuer's business: ***Boosting the issuer's construction potential***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Vladislav Georgievich BARANKOV***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.022%***
Fraction of the issuer's ordinary shares: ***0.0261%***

6. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***
Location: ***Russian Federation, Kaliningrad***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***100%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Purchase, storage and sales of oil products***
The company's contribution to the issuer's business: ***Marketing of the issuer's oil products***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Igor Vladimirovich BERDNIKOV***
Year of birth: ***1962***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

7. Full name: ***Limited Liability Company "Surgutneftegasburenie"***
Abbreviated name: ***LLC "Surgutneftegasburenie"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***100%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Construction of oil and gas production and injection wells***
The company's contribution to the issuer's business: ***Boosting the issuer's construction potential***

Board of Directors: ***Not formed in compliance with the constituent documents***

The individual executive body of the organization:
Name: ***Lyudmila Aleksandrovna LOGINOVSKAYA***
Year of birth: ***1950***
Share in the issuer's charter capital: ***0.0058%***
Fraction of the issuer's ordinary shares: ***0.007%***

8. Full name: ***Limited Liability Company "Petrochemical and Oil Refining Facilities Design Institute"***
Abbreviated name: ***LLC "Lengiproneftekhim"***
Location: ***Russia, Saint Petersburg***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***100%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Structural engineering, including process design of structures and facilities for fuel, primary and processing industries***
The company's contribution to the issuer's business: ***Development of projects for the companies of OJSC "Surgutneftegas" group***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Alexander Stepanovich FOMIN***
Year of birth: ***1941***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

9. Full name: ***Limited Liability Company "KIRISHIAVTOSERVIS"***
Abbreviated name: ***LLC "KIRISHIAVTOSERVIS"***
Location: ***Russian Federation, Saint Petersburg***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***100%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***

Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Purchase, storage and sales of oil products***
The company's contribution to the issuer's business: ***Marketing of the issuer's oil products***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Valeriy Evseevich FARBMAN***
Year of birth: ***1945***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

10. Full name: ***Limited Liability Company "Kondaneft"***
Abbreviated name: ***LLC "Kondaneft"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug-Yugra, Surgut***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***100%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Construction of oil and gas production and injection wells***
The company's contribution to the issuer's business: ***Boosting the issuer's construction potential***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization:
Name: ***Vitaly Veniaminovich BYKOV***
Year of birth: ***1974***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

11. Full name: ***Closed Joint Stock Company "Media-Invest"***
Abbreviated name: ***CJSC "Media-Invest"***
Location: ***Russian Federation, Moscow***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***100%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the subsidiary or affiliated company's ordinary shares held by issuer: ***no share***
The company's basic activities: ***Broadcasting, television and radio programmes production and broadcasting***
The company's contribution to the issuer's business: ***Profit-earning***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body:
Name: ***Lyudmila Aleksandrovna LOGINOVSKAYA***
Year of birth: ***1950***
Share in the issuer's charter capital: ***0.0058%***
Fraction of the issuer's ordinary shares: ***0.007%***

12. Full name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Abbreviated name: ***OJSC "Sovkhoz "Chervishevsky"***
Location: ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Reasons why the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***99.9994%***
Fraction of the subsidiary or affiliated company's ordinary shares held by issuer: ***99.9994%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Grain and vegetables growing; production of dairy, flour, feed-concentrates, bakery products, pastry, pasta, meat products, sausage goods, fruit jam; cattle keeping; woodwork***
The company's contribution to the issuer's business: ***Supplies of agricultural products to the issuer's workforce***

Chairman of the Board of Directors:
Name: ***Valery Grigor'evich TATARCHUK***
Year of Birth: ***1953***
Share in the issuer's charter capital: ***0.0052%***
Fraction of the issuer's ordinary shares: ***0.0058%***

Members of the Board of Directors:
Name: ***Konstantin Gennad'evich ANISIMOV***
Year of birth: ***1966***
Share in the issuer's charter capital: ***no share***

Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Arkady Nikolaevich SIDOROV***
Year of birth: ***1967***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Vladimir Pavlovich PANASEVICH***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0004%***
Fraction of the issuer's ordinary shares: ***0.0002%***

Name: ***Viktor Vasil'evich KUROCHKIN***
Year of birth: ***1966***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Individual executive body:
Name: ***Sergei Ivanovich GRIGOR'EV***
Year of birth: ***1956***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

13. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Grounds for acknowledging the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***99.97%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***0.0051%***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***0.0062%***

The company's basic activities: ***Insurance services***
The company's contribution to the issuer's business: ***Insurance of the issuer's assets***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body:
Name: ***Vyacheslav Alekseevich URYUPIN***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0019%***
Fraction of the issuer's ordinary shares: ***0.0009%***

14. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Abbreviated name: ***LLC "KINEF"***
Location: ***Russian Federation, Leningradskaya Oblast, Kirishi***
Grounds for acknowledging the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***99.9904%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Oilstock refining, manufacturing and marketing of oil products (motor gasoline, diesel fuel and fuel oil, petroleum asphalt, aromatic hydrocarbons and other products of refining and petrochemistry)***
The company's contribution to the issuer's business: ***Refining of oil supplied by the issuer***

Board of Directors: ***Not formed in compliance with the constituent documents***

The individual executive body:
Name: ***Vadim Evseevich SOMOV***
Year of birth: ***1951***
Share in the issuer's charter capital: ***0.0063%***
Fraction of the issuer's ordinary shares: ***0.0075%***

15. Full name: ***Limited Liability Company "Neft-Konsalting"***
Abbreviated name: ***LLC "Neft-Konsalting"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Grounds for acknowledging the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***95%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***0.008%***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***0.0025%***

The company's basic activities: ***Brokerage; dealership; administration of securities; securities trading consulting***
The company's contribution to the issuer's business: ***Development of the region's securities market infrastructure; profit-earning***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body:
Name: ***Ravil Rashitovich KHASANOV***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.0032%***
Fraction of the issuer's ordinary shares: ***0.0001%***

16. Full name: ***Limited Liability Company "Leasing Production"***
Abbreviated name: ***LLC "Leasing Production"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
Grounds for acknowledging the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***93.0917%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Intermediary, marketing and consulting***
The company's contribution to the issuer's business: ***Profit-earning***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body:
Name: ***Vladimir Petrovich ASHIKHMIN***
Year of birth: ***1954***
Share in the issuer's charter capital: ***0.0104%***
Fraction of the issuer's ordinary shares: ***0.0126%***

17. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name: ***CJSC "SNGB"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Grounds for acknowledging the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***94.1526%***
Fraction of the subsidiary or affiliated company's ordinary shares held by the issuer: ***95.4371%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Banking***

The company's contribution to the issuer's business: ***Settlement operations, cash payments and other banking activities for the companies of OJSC "Surgutneftegas" group***

Chairman of the Board of Directors:
Name: ***Vladimir Leonidovich BOGDANOV***
Year of birth: ***1951***
Share in the issuer's charter capital: ***0.3028%***
Fraction of the issuer's ordinary shares: ***0.3673%***

Members of the Board of Directors:
Name: ***Vladimir Petrovich ASHIKHMIN***
Year of birth: ***1954***
Share in the issuer's charter capital: ***0.0104%***
Fraction of the issuer's ordinary shares: ***0.0126%***

Name: ***Vladislav Georgievich BARANKOV***
Year of birth: ***1953***
Share in the issuer's charter capital: ***0.022%***
Fraction of the issuer's ordinary shares: ***0.0261%***

Name: ***Gennady Alekseevich BURTSEV***
Year of birth: ***1951***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Yury Ivanovich VAZHENIN***
Year of birth: ***1954***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Sergei Anatol'evich FEDOROV***
Year of birth: ***1956***
Share in the issuer's charter capital: ***0.0005%***
Fraction of the issuer's ordinary shares: ***0.0001%***

Name: ***Vyacheslav Alekseevich URYUPIN***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0019%***
Fraction of the issuer's ordinary shares: ***0.0009%***

Chairperson of the managing board:
Name: ***Evgeniya Viktorovna NEPOMNYASHCHIKH***
Year of birth: ***1946***
Share in the issuer's charter capital: ***0.0025%***
Fraction of the issuer's ordinary shares: ***0.003%***

Members of the managing board of the organization:
Name: ***Nina Aleksandrovna ZAKHAROVA***
Year of birth: ***1946***
Share in the issuer's charter capital: ***0.0041%***
Fraction of the issuer's ordinary shares: ***0.005%***

Name: ***Galina Nikolaevna ZINOV'EVA***
Year of birth: ***1949***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Andrei Vital'evich KOROL***
Year of birth: ***1973***
Share in the issuer's charter capital: ***0.0003%***
Fraction of the issuer's ordinary shares: ***0.0003%***

Name: ***Alexander Vasil'evich MOISEEV***
Year of birth: ***1952***
Share in the issuer's charter capital: ***0.0014%***
Fraction of the issuer's ordinary shares: ***0.0014%***

Name: ***Galina Afanas'evna PASTUKHOVA***
Year of birth: ***1946***
Share in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares: ***no fraction***

Name: ***Natalia Evgen'evna POSPELOVA***
Year of birth: ***1959***
Share in the issuer's charter capital: ***0.0028%***
Fraction of the issuer's ordinary shares: ***0.0033%***

18. Full name: ***Limited Liability Company "Invest-Zashchita"***
Abbreviated name: ***LLC "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Grounds for acknowledging the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***87.25%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***0.0912%***
Fraction of the issuer's ordinary shares held by subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Brokerage; dealership; administration of securities; securities trading consulting***
The company's contribution to the issuer's business: ***Assistance in ensuring the rights of the issuer's shareholders***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body:
Name: ***Alexander Vladimirovich PISKUNOV***
Year of birth: ***1963***
Share in the issuer's charter capital: ***0.0003%***
Fraction of the issuer's ordinary shares: ***no fraction***

19. Full name: ***Limited Liability Company "Central Surgut Depositary"***
Abbreviated name: ***LLC "Central Surgut Depositary"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Grounds for acknowledging the company to be the issuer's subsidiary or affiliated company: ***Majority interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***63.233%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***0.0378%***
Fraction of the issuer's ordinary shares held by the subsidiary or affiliated company: ***0.0446%***

The company's basic activities: ***Depositary activity***
The company's contribution to the issuer's business: ***Development of securities market infrastructure in the region***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body:
Name: ***Ikram Iliyas-ogly YUSUBOV***
Year of birth: ***1967***
Share in the issuer's charter capital: ***0.0000%***
Fraction of the issuer's ordinary shares: ***0.0000%***

20. Full name: ***Open Joint Stock Company "Surgutpolimer"***
Abbreviated name: ***OJSC "Surgutpolimer"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Grounds for acknowledging the company to be the issuer's subsidiary or a affiliated company: ***Interest in the charter capital***

The issuer's share in the charter capital of the subsidiary or affiliated company: ***30%***
Fraction of the subsidiary or affiliated company's ordinary shares held by the issuer: ***30%***
Share of the subsidiary (affiliated company) in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by subsidiary or affiliated company: ***no fraction***

The company's basic activities: ***Being dissolved***
The company's contribution to the issuer's business: ***Being dissolved***

Board of Directors: ***Not formed in compliance with the constituent documents***

Individual executive body of the organization: ***Non-existent. The company is being dissolved***

**3.6. The issuer's fixed assets, their constitution, structure and cost; planned purchases, replacements, disposals; cases of encumbrance of the issuer's fixed assets.**

3.6.1. Fixed assets

***Not subject to presentation in the reporting quarter***

## 4. The issuer's financial and business activities.

**4.1. Results of the issuer's financial and business activities.**

***Not subject to presentation in the reporting quarter***

**4.2. The issuer's liquidity position, the adequacy of capital and current assets.**

***Not subject to presentation in the reporting quarter***

**4.3. Size and structure of the issuer's capital and current assets.**

4.3.1. Size and structure of the issuer's capital and current assets.

***See Item 8.10.***

4.3.2. The issuer's financial investments.

***Not subject to presentation in the reporting quarter***

4.3.3. The issuer's intangible assets.

***Not subject to presentation in the reporting quarter***

**4.4. The issuer's policy for advanced designs and research activities as well as for licenses and patents; expenditures on science and technology.**

**R&D at OJSC "Surgutneftegas"**

*In 2005, research engineers at the Company's R&D Institute "SurgutNIPIneft" were carrying out 57 research projects; third-party contractors completed another 47 projects.*

*As part of these projects, the Company's engineers were working on field development plans, geologic and mathematical models of producing fields as well as testing exploratory and development wells and studying core samples and reservoir fluids.*

*Test well operations included introduction of drilling mud, cements, insulating compositions and well-killing fluids as well as simulation of in-situ combustion processes.*

*Monitoring changes in the business environment and tax legislation, the Company's experts were improving methods of project feasibility study.*

*Much work was under way on the method, software, and administrative support for the integrated geological-geophysical and production database, on the preparation of long-term formation stimulation plans, on the feasibility study for a higher productive rate due to various methods, on the streamlining of field designs and development strategies on the basis of mathematical models of fluid flow, which take into consideration all the known features of formation geological structures, production methods, and development system implementation.*

Technical upgrading of core activities; new equipment and technology testing.

*Key highly efficient projects include:*
*- application of ODI's wear-resistant electric-centrifugal pumps;*
*- implementation of Heater-Treater three-phase units;*
*- well recovery through side-tracking operations;*
*- development of large-scale hydraulic fracturing;*
*- commissioning of gas turbine power plants;*
*- application of acid-based well-killing fluids (PAKR) while developing and testing wells;*
*- wells construction with the application of biopolymer drilling mud.*

New equipment and technologies testing.

*The 2005 plan to carry out pilot projects for testing of new equipment and technologies included 66 projects, with one of them abandoned in the course of development due to its unprofitability and another one put on the agenda later in the year.*

Import substitution.

*In order to replace imported equipment, spare parts and consumables with their Russian equivalents, the Company has planned to have 864 items of the nomenclature list manufactured domestically in 2005, which will translate into savings of RUR 516,606 thousand.*

***Depreciation value of the Company's intangible assets as of 31.12.2005 is subject to presentation in 1Q2006.***

**4.5. Analysis of trends in the issuer's key operating activities.**

***OJSC "Surgutneftegas" is one of the fastest growing hydrocarbons producers in Russia.***

***In 4Q2005, the Company produced 16.4 mn tons of oil, a 6% increase as compared to 4Q2004. Gas production reached 3.8 bcm, which is 1% less as compared to the indicator of 4Q2004. The Gas Processing Division received 1,101 mn cubic meters of crude gas, 1% up compared to 4Q2004.***

***The Company's servicing divisions actively engaged in the development and application of new oil production and field development technologies contribute to its growth and efficiency. Not only does their potential help optimize costs of development and exploratory wells construction and innovative EOR technologies employment, but it also ensures large-scale production activities. In 2005, the Company accounted for some 26% and 32% of the total exploratory and development drilling in Russia, respectively, and by applying innovative technologies at both new and mature fields on a large scale, the Company boasts one of the highest well stock efficiency ratios in the industry.***

***The Company's refinery produces a wide range of petroleum products, most of which are up to the international quality standards. Its trademark, KINEF, is well known in more than 50 countries worldwide. As a result of horizontal diversification, the Izoflex plant, a structural unit of KINEF Ltd., started to produce waterproof bituminous and polymeric roofing. The Company's unique and unparalleled complex involved in the production of LAB-LABS, the base for synthetic detergents, has been a success: its products are in great demand both on the domestic and international markets.***

**Oil production by major Russian competitors.**

| Company | Country of incorporation | Oil production, thousand tons | | | | | Share in Russian production, % | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 2001 | 2002 | 2003 | 2004 | 2005 | 2001 | 2002 | 2003 | 2004 | 2005 |
| LUKOIL | Russia | 62,916 | 75,474 | 78,870 | 84,103 | 88,293 | 18.1% | 19.9% | 18.7% | 18.3% | 18.8% |
| YUKOS | Russia | 58,113 | 69,387 | 80,747 | 85,679 | 23,861 | 16.7% | 18.3% | 19.2% | 18.7% | 5.1% |
| **SURGUTNEFTEGAS** | **Russia** | **44,028** | **49,208** | **54,025** | **59,620** | **63,859** | **12.6%** | **13.0%** | **12.8%** | **13.0%** | **13.6%** |
| TNK | Russia | 40,607 | 37,501 | 42,961 | 49,490 | 54,042 | 11.7% | 9.9% | 10.2% | 10.8% | 11.5% |
| SIBNEFT | Russia | 20,593 | 26,327 | 31,394 | 33,985 | 33,002 | 5.9% | 6.9% | 7.5% | 7.4% | 7.0% |
| ROSNEFT | Russia | 14,942 | 16,112 | 19,568 | 21,600 | 74,418 | 4.3% | 4.2% | 4.6% | 4.7% | 15.8% |
| SLAVNEFT | Russia | 14,928 | 14,700 | 18,097 | 22,009 | 24,163 | 4.3% | 3.9% | 4.3% | 4.8% | 5.1% |
| SIDANKO | Russia | 9,135 | 16,263 | 18,618 | 20,775 | 21,264 | 2.6% | 4.3% | 4.4% | 4.5% | 4.5% |
| BASHNEFT | Russia | 11,864 | 12,015 | 12,046 | 12,032 | 11,934 | 3.4% | 3.2% | 2.9% | 2.6% | 2.5% |
| TATNEFT | Russia | 24,612 | 24,612 | 24,669 | 25,100 | 25,332 | 7.1% | 6.5% | 5.9% | 5.5% | 5.4% |
| **Oil majors, total** | | **301,738** | **341,599** | **380,995** | **414,392** | **420,168** | **86.7%** | **90.0%** | **90.4%** | **90.3%** | **89.4%** |
| **Russian production** | | **348,067** | **379,628** | **421,347** | **458,808** | **469,986** | **100%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** |

## Gas production by major Russian competitors.

| Company | Country of incorporation | Gas production, mn. cub. meters | | | | | Share in Russian production, % | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 2001 | 2002 | 2003 | 2004 | 2005 | 2001 | 2002 | 2003 | 2004 | 2005 |
| LUKOIL | Russia | 3,722 | 4,276 | 4,699 | 5,015 | 5,681 | 0.6% | 0.7% | 0.8% | 0.8% | 0.9% |
| YUKOS | Russia | 1,707 | 2,392 | 3,448 | 3,426 | 1,951 | 0,3% | 0.4% | 0.6% | 0.5% | 0.3% |
| **SURGUTNEFTEGAS** | **Russia** | **11,103** | **13,304** | **13,883** | **14,325** | **14,361** | **1.9%** | **2.2%** | **2.2%** | **2.3%** | **2.2%** |
| TNK | Russia | 4,692 | 3,640 | 4,974 | 5,859 | 6,451 | 0.8% | 0.6% | 0.8% | 0.9% | 1.0% |
| SIBNEFT | Russia | 1,639 | 1,402 | 1,986 | 1,955 | 1,985 | 0.3% | 0.2% | 0.3% | 0.3% | 0.3% |
| ROSNEFT | Russia | 6,131 | 6,460 | 7,018 | 9,377 | 13,045 | 1.1% | 1.1% | 1.1% | 1.5% | 2.0% |
| SLAVNEFT | Russia | 1,390 | 559 | 823 | 918 | 994 | 0.2% | 0.1% | 0.1% | 0.1% | 0.2% |
| SIDANKO | Russia | 715 | 1,130 | 1,844 | 2,146 | 2,273 | 0.1% | 0.2% | 0.3% | 0.3% | 0.4% |
| BASHNEFT | Russia | 374 | 366 | 369 | 361 | 363 | 0.1% | 0.1% | 0.1% | 0.1% | 0.1% |
| TATNEFT | Russia | 753 | 718 | 728 | 736 | 737 | 0.1% | 0.1% | 0.1% | 0.1% | 0.1% |
| **Oil majors, total** | | **32,226** | **34,247** | **39,772** | **44,118** | **47,840** | **5.5%** | **5.8%** | **6.4%** | **7.0%** | **7.5%** |
| **Russian production** | | **581,509** | **595,373** | **620,325** | **633,954** | **640,633** | **100%** | **100%** | **100%** | **100%** | **100%** |

## Initial crude oil processing by major Russian competitors.

| Company | Country of incorporation | Initial processing, thousand tons | | | | | Share in Russian production, % | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 2001 | 2002 | 2003 | 2004 | 2005 | 2001 | 2002 | 2003 | 2004 | 2005 |
| LUKOIL | Russia | 22,730 | 33,941 | 34,271 | 35,503 | 36,989 | 12.7% | 18.4% | 18.1% | 18.2% | 17.9% |
| YUKOS | Russia | 16,543 | 30,924 | 30,949 | 31,862 | 32,198 | 9.3% | 16.7% | 16.3% | 16.3% | 15.6% |
| **SURGUTNEFTEGAS** | **Russia** | **15,868** | **14,812** | **15,296** | **15,487** | **18,282** | **8.9%** | **8.0%** | **8.1%** | **7.9%** | **8.8%** |
| TNK | Russia | 11,801 | 15,519 | 15,749 | 16,114 | 17,375 | 6.6% | 8.4% | 8.3% | 8.3% | 8.4% |
| SIBNEFT | Russia | 13,258 | 13,264 | 13,832 | 14,308 | 14,501 | 7.4% | 7.2% | 7.3% | 7.3% | 7.0% |
| ROSNEFT | Russia | 7,753 | 8,404 | 9,638 | 9,448 | 10,463 | 4.3% | 4.5% | 5.1% | 4.8% | 5.1% |
| SLAVNEFT | Russia | 11,476 | 11,833 | 11,739 | 12,432 | 12,788 | 6.4% | 6.4% | 6.2% | 6.4% | 6.2% |
| SIDANKO | Russia | 13,542 | 4,636 | 4,642 | 5,515 | 5,694 | 7.6% | 2.5% | 2.4% | 2.8% | 2.8% |
| TATNEFT | Russia | 5,915 | 5,347 | 6,326 | 6,656 | 6,605 | 3.3% | 2.9% | 3.3% | 3.4% | 3.2% |
| **Oil majors, total** | | **118,886** | **138,679** | **142,442** | **147,722** | **154,894** | **66.7%** | **75.0%** | **75.2%** | **75.8%** | **75.0%** |
| **Russian production** | | **178,362** | **184,961** | **189,478** | **194,959** | **206,630** | **100.0%** | **100.0%** | **100.0%** | **100.0%** | **100.0%** |

## Key competitive strengths of the Company.

***The Company's leading position in some areas of operation is due to the factors ensuring its sustained development.***

**The Company's key competitive strengths include:**

**- sound resource base in the largest oil and gas region of the Russian Federation:**

***the Company's resource base in Western Siberia, an oil and gas producing region with advanced infrastructure, is a reliable source of the economic growth and steady income in the long run;***

**- extensive use of modern equipment and oil production technologies:**

***advanced equipment and technologies allow the Company to enjoy a profitable development of hard-to-produce hydrocarbon reserves with its***

*costs remaining competitively low and to maintain the highest oil recovery ratio in the industry;*

- the Company's in-house service divisions:
*in-house service divisions enable the Company to work efficiently while entering new regions and controlling capital and operating expenses in the production sector;*

- advantageous location of the Company's refinery, which is based in the city of Kirishi in the Leningradskaya Oblast:
*close proximity to the seaports boosts the efficiency of exports and makes it possible to expand the output of top quality products, which are in demand on the global market;*

- complete production cycle of utilization and processing of associated petroleum gas and selling of finished products:
*the Company's expertise in gas production and processing provides for a cost effective gas resources utilization and offers the opportunity to expand its activities in the gas and electric power industries;*

- substantial financial reserves:
*substantial financial reserves and dynamic growth of the Company's capitalization make it possible to finance and implement large-scale investment projects.*

## 5. Detailed data on members of the issuer's management bodies, the issuer's agencies supervising its financial and business activities, and summary on its staff (employees).

### 5.1. Structure and terms of reference for the issuer's management bodies.

*The general shareholders' meeting is the supreme management body of the Company.*

*The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities except those, which the Company's Charter limits to the terms of reference for the general shareholders' meeting. The members of the Board of Directors in the number determined by a resolution of the Company's general shareholders' meeting are elected by the annual shareholders' meeting in the order stipulated by the Company's Charter for a term lasting till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.*

*Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the terms of reference determined by the Company's Charter as well as in accordance*

*with resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period. At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.*

*Director General reports to the Board of Directors and the Company's general meeting of shareholders.*

The powers of the Company's management bodies are determined by the Company's Charter.

The terms of reference for the issuer's general shareholders' (participants') meeting, as determined by the Company's Charter (constituent documents):

*The terms of reference for the general shareholders' meeting include the following issues (the resolutions on these issues are adopted if shareholders, owning over 50% of the Company's voting shares and taking part in the general shareholders' meeting, have voted for it, except as otherwise provided by the Company's Charter):*
*1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;*
*2) to decrease the charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem partly paid-in shares and through redemption of shares acquired or bought back by the Company;*
*3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts of the Company and its profit and loss distribution;*
*4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). Such resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;*
*5) to elect members to the Company's Auditing Committee and to terminate their powers ahead of schedule, to approve the Company's Auditing Committee Provisions;*
*6) to adopt resolutions to restructure the Company;*
*7) to adopt resolutions to liquidate the Company, to appoint the liquidation commission and approve interim and final liquidation balance sheets;*
*8) to determine the quantity of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;*
*9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;*
*10) to approve the Company's auditor;*

*11) to determine the procedure of general shareholders' meeting;*
*12) to establish the counting commission;*
*13) to determine the procedure following which the Company provides information (materials) subject to presentation to shareholders while preparing for the general shareholders' meeting, including choice of a press agency in case of publication;*
*14) share split and share consolidation;*
*16) to adopt resolutions to approve large-scale transactions by the Company, in accordance with the Federal Law "On Joint Stock Companies", Article 79, Item 3.*
*17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares to be additionally placed exceeds 25% of the ordinary shares previously placed;*
*18) to increase the Company's charter capital through placement of additional shares through private subscription;*
*19) to place issue-grade securities convertible into shares through private subscription. To place through public subscription convertible issue-grade securities which can be converted into ordinary shares exceeding 25% of the ordinary shares previously placed;*
*20) to increase the Company's charter capital through increase in par value of shares;*
*21) to pass a resolution to participate in holding companies, financial and industrial groups, associations and other unions of business;*
*22) to approve internal documents governing the activities of the Company's bodies;*
*23) other issues provided for by the law of the Russian Federation currently in force.*

*Issues within the terms of reference for the general shareholders' meeting cannot be delegated to the Board of Directors and Director General of the Company.*

The terms of reference for the issuer's Board of Directors (Supervisory Board), as determined by its Charter (constituent documents):
*The terms of reference for the Board of Directors include the following issues:*

*1) to submit issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;*
*2) to recommend the size of dividends to be paid to shareholders and the procedure for dividend payment;*
*3) to determine priority lines of the Company's activity;*
*4) to convene annual and extraordinary general shareholders' meetings of the Company;*
*5) to adopt the agenda for general shareholders' meetings;*
*6) to determine the date for making up the list of persons having the right to participate in the general shareholders' meeting as well as the date, venue*

*and time of the general shareholders' meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders while preparing for the general shareholders' meeting, of the form and text of a ballot paper;*

*7) to preliminarily approve annual reports, balance sheets, profit and loss accounts of the Company;*

*8) to increase the Company's charter capital through placement by the Company of:*

*- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares to be placed additionally amounts to 25% or less of the ordinary shares placed earlier by the Company;*

*- additional preferred shares through public subscription;*

*- additional shares at the expense of the Company's property;*

*9) to approve reports on results of issues and purchases of the Company's shares by the Company;*

*10) to amend the Company's Charter in the wake of an increase in its charter capital resulting from a higher par value of shares;*

*11) to amend the Company's Charter in the wake of an increase in its charter capital resulting from the placement of additional shares;*

*12) placement by the Company of:*

*- bonds and other issue-grade securities convertible into shares if the mentioned bonds (other issue-grade securities) are placed through public subscription and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares earlier placed;*

*- bonds and other issue-grade securities if they are not convertible into the Company's shares under the subscription terms;*

*13) to determine the market value of the Company's property;*

*14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;*

*15) to dispose of shares purchased and bought back by the Company and of shares which came to the disposal of the Company due to the fact that their buyers have not fulfilled their payment obligations;*

*16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;*

*17) to appoint Director General of the Company, to determine the size of bonuses and compensations paid to him;*

*18) to recommend the size of bonuses and compensations paid to the members of the Company's Auditing Committee and to determine the amount of auditor's service payment;*

*19) to determine ways of application of the Company's reserve, purpose-oriented and other funds;*

*20) to approve the Company's internal documents excluding those internal documents which, in conformity with the Federal Law "On Joint Stock Companies", are to be approved by a general shareholders' meeting, and other internal documents of the Company which, according to the Company's Charter, are to be approved by Director General of the Company;*

*21) to establish branches and to open representative offices of the Company;*
*22) to amend the Company's Charter because of newly established branches and representative offices and their liquidation;*
*23) to adopt resolutions on approval of large-scale transactions, in accordance with the Federal Law "On Joint Stock Companies";*
*24) according to the Federal Law "On Joint Stock Companies", to adopt resolutions on approval of transactions in case the Company is an interested party to such a transaction, excluding transactions carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in the order provided for by the Company's Charter;*
*25) to adopt resolutions on conclusion of agreements and establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas";*
*26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;*
*27) other issues, as provided by the law of the Russian Federation.*

The terms of reference for the individual and collegial executive bodies of the issuer, as provided by its Charter (constituent documents):

*The terms of reference for Director General of the Company include the following:*

*1. to implement resolutions of the general shareholders' meeting and of the Company's Board of Directors;*
*2. to issue orders, instructions, decrees, directions and other acts concerning the Company's activities, which all the Company's employees are required to follow;*
*3. within the rights granted to him/her, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property including conclusion of contracts on acquisition and alienation of the Company's property; to conclude loan and credit agreements; besides, due to the fact that as of the date of the Company's general shareholders' meeting it is impossible to determine business transactions to be conducted between the Company and OJSC "NK "Surgutneftegas" with Director General of the Company as a potentially interested party, he/she has the right to establish that the above-mentioned transactions including loan transactions as well as transactions on direct or indirect acquisition or alienation of property by the Company (including shares up to the limit of 10% of the book value of the Company's assets as of the date when the resolution on closing such transactions is adopted) can be carried out by Director General independently;*
*4. to act on behalf of the Company while having relations with Russian or foreign legal and natural persons, to sign contracts and treaties in the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property*

*accounting for up to 25% of the book value of the Company's assets as per the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;*

*5. to deal with issues concerning investments in the development of enterprises and organizations;*

*6. to approve and change the Company's structure, to establish and abolish the Company's structural units, to approve the provisions on the Company's structural units;*

*7. to approve the manning table, office expenses estimates, amount and type of compensation for the Company's employees as well as Labor Internal Regulations and Duty Regulations for all ranks of the Company's employees;*

*8. to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses as well as incentives for and sanctions against them, to pass resolutions on their material responsibility, to sign employment contracts with the employees on behalf of the Company;*

*9. to take decisions on the social development of the Company and its subsidiaries;*

*10. on behalf of the Company, to pass resolutions to raise claims and take legal actions against legal and natural persons both in the Russian Federation and abroad, as determined by the legislation.*

*Director General of the Company also has the right to pass resolutions on management of any current activities of the Company and its subsidiaries, which do not pertain to the terms of reference for the general shareholders' meeting and the Company's Board of Directors. Director General passes resolutions on issues within his/her terms of reference independently.*

*For a period of his/her absence and under any other circumstances, Director General has the right to appoint any of the Company's officials as an acting Director General.*

**5.2. Members of the issuer's management bodies.**

Board of Directors.

Chairman:
Name: ***Alexander Viktorovich USSOLTSEV***
Date of birth: ***1938***
Education: ***Higher professional education***

Positions within last 5 years:
Period: -
Company: ***none***
Position: ***none***

Share in the issuer's charter capital: ***0.0087%***
Share of the issuer's common stock: ***0.01%***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

Members of the Board of Directors:

Name: ***Sergei Alekseevich ANAN'EV***
Date of birth: ***1959***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the issuer's charter capital: ***0.0048%***
Share of the issuer's common stock: ***0.0054%***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

Name: ***Vladimir Leonidovich BOGDANOV***
Date of birth: ***1951***
Education: ***Higher professional education, Doctor of Economics***
Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***2001 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***2001 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the issuer's charter capital: ***0.3028%***
Share of the issuer's common stock: ***0.3673%***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

Name: ***Alexander Nikolaevich BULANOV***
Date of birth: ***1959***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the issuer's charter capital: ***0.0005%***
Share of the issuer's common stock: ***0.0002%***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

Name: ***Igor Nikolaevich GORBUNOV***
Date of birth: ***1967***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of central engineering and technological service of oil and gas production division "Bystrinskneft"***
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Bystrinskneft"***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

Name: ***Nikolai Ivanovich MATVEEV***
Date of birth: ***1942***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief Engineer – First Deputy Director General***

Share in the issuer's charter capital: ***0.0105%***

Share of the issuer's common stock: ***0.0122%***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

Name: ***Nikolai Yakovlevich MEDVEDEV***
Date of birth: ***1943***
Education: ***Higher professional education, Doctor of Geology and Mineralogy***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief Geologist – Deputy Director General***

Period: ***2001 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***Chief Geologist***

Share in the issuer's charter capital: ***0.035%***
Share of the issuer's common stock: ***0.0418%***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

Name: ***Alexander Filippovich REZYAPOV***
Date of birth: ***1952***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction***

Share in the issuer's charter capital: ***0.0206%***
Share of the issuer's common stock: ***0.024%***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

Name: ***Ildus Shagalievich USMANOV***
Date of birth: ***1954***
Education: ***Higher professional education***

Positions within last 5 years:
Period: ***2001 - 2003***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief Engineer of oil and gas production division "Nizhnesortymskneft"***

Period: ***2003 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Nizhnesortymskneft"***

Share in the issuer's charter capital: ***0.0018%***
Share of the issuer's common stock: ***0.0022%***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

Executive body:
Individual executive body:
Name: ***Vladimir Leonidovich BOGDANOV***
Date of birth: ***1951***
Education: ***Higher professional education, Doctor of Economics***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***2001 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***2001 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the issuer's charter capital: ***0.3028%***
Share of the issuer's common stock: ***0.3673%***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

**5.3. Remuneration, incentives and/or compensation for expenses for each management body of the issuer.**

Remuneration paid to the members of the Company's Board of Directors for 2005 (RUR):
***22,372,000***

Total (RUR): ***22,372,000***

***Remunerations for the Company's Board of Directors are paid in accordance with the Company's Charter.***

**5.4. Structure and terms of reference for the agencies supervising the issuer's financial and business activities.**

***The Company's Auditing Committee is established to supervise the Company's financial and business activities. The Company's Auditing Committee consists of three members elected by the general shareholders' meeting out of shareholders or their proxies. Shares owned by members of the Board of Directors and the Company's Director General cannot vote to elect members of the Auditing Committee. The Auditing Committee passes resolutions either at its meetings or through polls by a majority of its members' votes, in the order established in the Statute on Auditing Committee. A member of the Auditing Committee cannot be a member of the Board of Directors; neither can she/he hold a post of the Company's Director General.***

***Once a financial year is over, the Auditing Committee conducts an annual audit (inspection) of the Company's activities. An unscheduled audit (inspection) is conducted by the Committee at any time on its own initiative, in compliance with the resolution adopted by the general shareholders' meeting, at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's voting shares, or in accordance with the resolution passed by the Board of Directors. As requested by the Auditing Committee, the Company's officers must timely provide the Auditing Committee with all necessary information and documents on the Company's financial and business activities. Based on its findings, the Auditing Committee prepares a report.***

***The Auditing Committee is entitled to require an extraordinary general shareholders' meeting to be convened, following the procedure stipulated by the Company's Charter.***

***To have an annual financial statements audited and confirmed, the Company annually hires a professional auditor who does not share any property interests with the Company or with its shareholders.***

***The general shareholders' meeting approves the Company's auditor. The auditor's service payment is determined by the Company's Board of Directors.***

***An audit of the Company's activities must be conducted at any time at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's placed shares.***

**5.5. Members of the bodies supervising the issuer's financial and business activities.**

Members:
Name: ***Lyudmila Arkad'evna PRISHCHEPOVA***
Year of birth: ***1951***
Education: ***higher professional education***

Positions within last 5 years:
Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Head of Auditing Department***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

Name: ***Valentina Panteleevna KOMAROVA***
Year of birth: ***1948***
Education: ***higher professional education***

Positions within last 5 years:
Period: ***2001 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Head of Finance Division***
Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***First Deputy Head of Finance Division***

Share in the issuer's charter capital: ***0.0005%***
Share of the issuer's common stock: ***0.0006%***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

Name: ***Tamara Fedorovna OLEYNIK***
Year of birth: ***1947***
Education: ***secondary professional education***

Positions within last 5 years:
Period: ***2001 - 2002***
Company: ***Surgut Commercial Bank "Surgutneftegasbank" LLC***
Position: ***Back Office Head, Additional Branch No. 1***
Period: ***2002 - present***
Company: ***Closed Joint Stock Company "Surgutneftegasbank"***
Position: ***Legal Entities Crediting Division Head***

Share in the issuer's charter capital: ***no share***
Share of the issuer's common stock: ***no share***
Shares in the issuer's subsidiaries/affiliated companies:
***no shares***

Nature of kinship (if any): ***none***

**5.6. Remuneration, incentives and/or compensations for expenses for the body supervising the issuer's financial and business activity.**

Remuneration paid to the members of the Company's Auditing Committee for 2005 (RUR): ***230,844***

Total (RUR): ***230,844***

***Remunerations to the members of the Company's Auditing Committee are paid in accordance with the contracts with them.***

**5.7. Number of the issuer's employees (workers); their education, categories, and changes in their number.**

***Not subject to presentation in the reporting quarter***

**5.8. Obligations of the issuer to its employees (workers) relating to their possible participation in the issuer's charter (reserve) capital (co-op share fund).**

***No such obligations***

## 6. The issuer's participants (shareholders) and transactions of proprietary interest conducted by the issuer.

**6.1. Total number of the issuer's shareholders (participants).**

Total number of shareholders (participants): ***39,358***
Total number of nominee shareholders: ***25***

**6.2. The issuer's participants (shareholders) holding at least 5% of its charter (reserve) capital (co-op share fund) or at least 5% of its ordinary shares;**

**participants (shareholders) of such entities who hold at least 20% of their charter (reserve) capital (co-op share fund) or at least 20% of their ordinary shares.**

Shareholders (participants) holding at least 5% of the issuer's charter capital or at least 5% of its ordinary shares:

1. Full corporate name: ***"ING BANK (EVRAZIYA) CJSC" (Closed Joint Stock Company)***
Abbreviated corporate name: ***"ING BANK"***
Location: ***127473, Russian Federation, Moscow, ul. Krasnoproletarskaya, 36***
Category of registered entity: ***nominee holder***
Tel.: ***(495) 755 54 00***
Fax: ***(495) 755 54 99***
E-mail: -
License number of securities market professional participant: ***177-03728-000100***
Date of issue: ***December 7, 2000***
Date of expiry: ***unlimited***
Issuing authority: ***Federal Commission for the Securities Market***
Number of the issuer's ordinary shares registered in the name of said nominee holder in the shareholder register: ***3,268,832,185***

## 6.3. Share of the state or a municipal formation in the issuer's charter (reserve) capital (co-op share fund); special rights ("golden share").

Share of the issuer's charter capital held by the state (federal authorities, constituent territories of the RF) or municipal authorities: ***no share***

Special right of the RF, the constituent territories of the RF, or municipalities to participate in the administration of the issuer ("golden share"): ***no such right***

## 6.4. Restrictions on participation in the issuer's charter (reserve) capital (co-op share fund).

***No restrictions***

## 6.5. Changes in the list of and in the participation of the issuer's shareholders (participants) holding not less than 5% of the issuer's charter (reserve) capital (co-op share fund) or not less than 5% of the issuer's ordinary shares.

| No. | Check date | Full name | Abbreviated name | Share in charter capital, % | Share of ordinary stock, % |
|---|---|---|---|---|---|
| *1* | *16.03.2001* | *Limited Liability Company "Central Surgut Depositary"* | *LLC "Central Surgut Depositary"* | *6.29* | *7.64* |
| *2* | *16.03.2001* | *Non-State Pension Fund "Surgutneftegas"* | *NPF "Surgutneftegas"* | *10.53* | *12.55* |
| *3* | *16.03.2001* | *Open Joint Stock Company "Neftyanaya Kompaniya* | *OJSC "NK "Surgutneftegas"* | *36.77* | *42.17* |

| | | | | | |
|---|---|---|---|---|---|
| | | "Surgutneftegas" | | | |
| 4 | 16.03.2001 | THE BANK OF NEW YORK INTERNATIONAL NOMINEES | | 18.93 | 15.04 |
| 5 | 12.02.2002 | Non-State Pension Fund "Surgutneftegas" | NPF "Surgutneftegas" | 10.53 | 12.55 |
| 6 | 12.02.2002 | THE BANK OF NEW YORK INTERNATIONAL NOMINEES | | 20.93 | 16.94 |
| 7 | 12.02.2002 | Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" | OJSC "NK "Surgutneftegas" | 36.77 | 42.17 |
| 8 | 31.01.2003 | Non-State Pension Fund "Surgutneftegas" | NPF "Surgutneftegas" | 10.52 | 12.52 |
| 9 | 31.01.2003 | THE BANK OF NEW YORK INTERNATIONAL NOMINEES | | 21.21 | 16.72 |
| 10 | 02.02.2004 | THE BANK OF NEW YORK INTERNATIONAL NOMINEES | | 14.88 | 8.09 |
| 11 | 25.03.2005 | THE BANK OF NEW YORK INTERNATIONAL NOMINEES | | 15.074 | 8.09 |

**6.6. Transactions of proprietary interest conducted by the issuer.**

*No such transactions*

**6.7. Accounts receivable.**

*Not subject to presentation in the reporting quarter*

## 7. The issuer's accounting statements and other financial information.

**7.1. The issuer's annual accounting statements.**

*Not subject to presentation in the reporting quarter*

**7.2. The issuer's quarterly accounting statements for the latest reporting quarter ended.**

*Not subject to presentation in the reporting quarter*

**7.3. The issuer's consolidated accounting statements for the latest financial year ended.**

*Not subject to presentation in the reporting quarter*

**7.4. The issuer's accounting policies.**

*The accounting policies adopted for the 2005 financial year were not amended or altered in the reporting quarter.*

**7.5. Total export and share of export in total sales.**

***Not subject to presentation in the reporting quarter***

**7.6. Value of the issuer's real property and substantial changes in the issuer's real property after the end date of the latest financial year ended.**

***See Item 8.10.***

***After the end date of the latest financial year ended and up to now, there have been no changes in the structure of the issuer's property.***

**7.7. The issuer's participation in litigations in case such participation may substantially affect financial and business activities of the issuer.**

***In three years preceding the end date of the reporting quarter, OJSC "Surgutneftegas" had no such litigations which could have substantially affected its activities.***

## 8. Further information on the issuer and issue-grade securities placed by the issuer.

### 8.1. Further information on the issuer.

8.1.1. Amount and structure of the issuer's charter (reserve) capital (co-op share fund).
Amount of the issuer's charter capital (RUR): ***43,427,992,940***
Breakdown of the charter capital by categories of shares:
Ordinary shares:
number (shares): ***35,725,994,705***
total nominal value (RUR): ***35,725,994,705***
share in the charter capital: ***82.265%***
Preferred shares:
number (shares): ***7,701,998,235***
total nominal value (RUR): ***7,701,998,235***
share in the charter capital: ***17.735%***

**The issuer's ADR programs.**

***American Depository Receipts issued to represent OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board" and "Londonstockexchange". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board".***

Information on the program of ADR representing the Company's ordinary registered shares, as of December 31, 2005:

**A portion of ordinary registered shares traded beyond the RF in the total number of ordinary registered shares:** ***8.8%***
**Program starting date:** ***December 30, 1996.***
**Program participants:**
1. issuer: ***OJSC "Surgutneftegas";***
2. depositary bank:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:
***Program conditions sine qua non: sponsored, level I. Each American Depository Share is to represent 50 ordinary registered shares of the Company.***

Information on the program of ADR representing the Company's preferred registered shares, as of December 31, 2005:

**A portion of preferred registered shares traded beyond the RF in the total number of preferred registered shares:** ***50.3%***
**Program starting date:** ***March 1998.***
**Program participants:**
1. issuer: ***OJSC "Surgutneftegas";***
2. depositary bank:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:
***Program conditions sine qua non: sponsored, level I. Each American Depository Share is to represent 100 preferred registered shares of the Company.***

8.1.2. Changes in the size of the issuer's charter capital.

***Period: 2001***
***The size of the charter capital as of January 1, 2001 (RUR): 43,427,992,940***

***Breakdown of the charter capital by categories of shares as of 01.01.2001:***
***Ordinary shares:***
***total amount (RUR): 35,725,994,705***
***share in the charter capital: 82.265%***
***Preferred shares:***
***total amount (RUR): 7,701,998,235***
***share in the charter capital: 17.735%***

***Period: 2002***
***The size of the charter capital was not changed.***

***Period: 2003***
***The size of the charter capital was not changed.***

***Period: 2004***
***The size of the charter capital was not changed.***

***Period: 2005***
***The size of the charter capital was not changed.***

8.1.3. Formation and appropriation of the reserve fund and other funds of the issuer.

***The Reserve Fund was established in accordance with the legislation of the RF and the Company's constituent documents. Being equivalent to not less than 15% of the Company's charter capital, the Company's Reserve Fund is formed through compulsory annual deductions amounting to not less than 5% of the Company's net profit until the said amount is accumulated.***

Accumulation and appropriation of the Company's special funds in 4Q2005.

***See Item 8.10.***

8.1.4. Convening and holding a meeting (session) of the issuer's supreme management body.

***The supreme management body of the Company is General Shareholders' Meeting.***

***A notice of a general shareholders' meeting is given within the period stipulated by the Federal Law "On Joint Stock Companies".***

***A notice of the general shareholders' meeting shall include:***
***the full corporate name and location of the Company;***
***the form of the general shareholders' meeting (a meeting or absent voting);***
***the date, venue and time of the general shareholders' meeting, as well as the mailing address to send filled out ballot papers to the Company; the deadline for ballot papers and mailing address to send filled out ballot papers to, in case the general shareholders' meeting is held through absent voting;***
***the date of compiling the list of persons entitled to participate in the general shareholders' meeting;***
***agenda of the general shareholders' meeting;***
***procedure of familiarization with the information (materials) subject to presentation to shareholders while preparing for the general shareholders' meeting, and address(es) where this information is available.***

***The notice of the general meeting to be held through a meeting shall additionally state the registration time for participants of the general meeting.***

*Information on the general shareholders' meeting is published in the newspaper "Neft Priobya". The agenda of the general shareholders' meeting cannot be changed after the information has been published. A general shareholders' meeting is not entitled to adopt resolutions concerning issues not included in the agenda, neither is it entitled to alter the agenda.*

*General shareholders' meetings can be annual and extraordinary.*

*The annual general shareholders' meeting is convened by the Company's Board of Directors annually, no earlier than two months before and no later than six months after the end of the financial year and in the order provided for by the Company's Charter.*

*General shareholders' meetings other than annual general shareholders' meetings are extraordinary meetings. Extraordinary general shareholders' meetings can be convened by the Company's Board of Directors either on its own initiative or at the written request of the Auditing Committee, or of the Company's Auditor, or of a shareholder (shareholders) owning an aggregate of not less than 10% of the Company's voting shares as of the date such request is submitted. Such request shall state the issues to be included in the agenda of the meeting. It shall be signed by the person (persons) demanding an extraordinary general shareholders' meeting be convened.*

*Shareholders (a shareholder) of the Company owning an aggregate of not less than 2% of the Company's voting shares are entitled to introduce issues to the agenda of the annual general shareholders' meeting and to nominate candidates for the Company's Board of Directors and Auditing Committee, provided the number of candidates does not exceed the number of members of the above mentioned bodies, and to nominate a candidate for the position of the individual executive body on the 30$^{th}$ day after the end date of the financial year at the latest.*

*Issues are included in the agenda of a general shareholders' meeting in writing; each shall state the name(s) of the shareholder(s) proposing the issue, the number and category (type) of shares he/she holds. Nomination of candidates for the Company's Board of Directors and Auditing Committee (including self-nomination) shall be made in writing and shall state the name of the candidate (if the candidate is a shareholder of the Company), the number and category (type) of shares he/she holds, the name(s) of the shareholder(s) nominating the candidate, and the number and category (type) of shares he/she/they hold(s).*

*The Company's Board of Directors is obliged to consider submitted proposals and pass a resolution on whether or not to include them in the agenda of the annual general shareholders' meeting no later than 5 days after the deadline for proposals concerning the agenda and for nomination of candidates. The Board of Directors' reasoned resolution not to include any*

***issue into the agenda or not to include any candidate in the list of candidates is to be sent to the shareholder (shareholders) who proposed that issue or nomination no later than 3 days after such decision was made.***

***The Company's Board of Directors defines the date, venue and time of the general shareholders' meeting, its agenda and procedure, the deadline for the list of persons entitled to participate in the general shareholders' meeting to be compiled, the order of informing shareholders about the general shareholders' meeting, list of materials (information) available for the shareholders while preparing for the general shareholders' meeting, form and text of a ballot paper.***

***In accordance with the Federal Law "On Joint Stock Companies", persons having the right to familiarize themselves with the information subject to presentation to arrange and hold the shareholders' meeting are the persons having the right to participate in the general shareholders' meeting. The list of persons having the right to participate in the general shareholders' meeting is compiled against the Company's shareholder register.***

***Familiarization with the information submitted to arrange the shareholders' meeting shall be made in compliance with Article 52 of the Federal Law "On Joint Stock Companies".***

8.1.5. Commercial organizations where the issuer holds not less than 5% of the charter (reserve) capital (co-op share fund) or not less than 5% of ordinary shares.

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

3. Full name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***RF, Pskov***
The issuer's share in the charter capital of the commercial organization: ***100%***

Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

4. Full name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Abbreviated name: ***LLC "MA "Tvernefteprodukt"***
Location: ***RF, Tver***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

5. Full name: ***Limited Liability Company "Investsibirstroy"***
Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

6. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

7. Full name: ***Limited Liability Company "Surgutneftegasburenie"***
Abbreviated name: ***LLC "Surgutneftegasburenie"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

8. Full name: ***Limited Liability Company "Petrochemical and Oil Refining Facilities Design Institute"***
Abbreviated name: ***LLC "Lengiproneftekhim"***
Location: ***RF, Saint Petersburg***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

9. Full name: ***Limited Liability Company "KIRISHIAVTOSERVIS"***
Abbreviated name: ***LLC "KIRISHIAVTOSERVIS"***
Location: ***RF, Saint Petersburg***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

10. Full name: ***Limited Liability Company "Kondaneft"***
Abbreviated name: ***LLC "Kondaneft"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
The issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

11. Full name: ***Closed Joint Stock Company "Media-Invest"***
Abbreviated name: ***CJSC "Media-Invest"***
Location: ***Russian Federation, Moscow***
The issuer's share in the charter capital of the commercial organization: ***100%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***100%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

12. Full name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Abbreviated name: ***OJSC "Sovkhoz "Chervishevsky"***
Location: ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
The issuer's share in the charter capital of the commercial organization: ***99.9994%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***99.9994%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

13. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***99.97%***
Share of the commercial organization in the issuer's charter capital: ***0.0051%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0062%***

14. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Abbreviated name: ***LLC "KINEF"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
The issuer's share in the charter capital of the commercial organization: ***99.9904%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

15. Full name: ***Limited Liability Company "Neft-Konsalting"***
Abbreviated name: ***LLC "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***95%***
Share of the commercial organization in the issuer's charter capital: ***0.008%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0025%***

16. Full name: ***Limited Liability Company "Leasing Production"***
Abbreviated name: ***LLC "Leasing Production"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
The issuer's share in the charter capital of the commercial organization: ***93.0917%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

17. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***94.1526%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***95.4371%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

18. Full name: ***Limited Liability Company "Invest-Zashchita"***
Abbreviated name: ***LLC "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***87.25%***
Share of the commercial organization in the issuer's charter capital: ***0.0912%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

19. Full name: ***Limited Liability Company "Central Surgut Depositary"***
Abbreviated name: ***LLC "Central Surgut Depositary"***

Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The issuer's share in the charter capital of the commercial organization: ***63.233%***
Share of the commercial organization in the issuer's charter capital: ***0.0378%***
Fraction of the issuer's ordinary shares held by the commercial organization: ***0.0446%***

20. Full name: ***Open Joint Stock Company "Surgutpolimer"***
Abbreviated name: ***OJSC "Surgutpolimer"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
The issuer's share in the charter capital of the commercial organization: ***30%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***30%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

21. Full name: ***Closed Joint Stock Company "Surgutinvestneft"***
Abbreviated name: ***CJSC "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
The issuer's share in the charter capital of the commercial organization: ***18.1818%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***18.1818%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

22. Full name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Abbreviated name: ***OJSC "Khantymansiyskintersport"***
Location: ***626200, RF, Tyumenskaya Oblast, Khanty-Mansiysk***
The issuer's share in the charter capital of the commercial organization: ***10%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***10%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

23. Full name: ***Open Joint Stock Company "Aeroport Surgut"***
Abbreviated name: ***OJSC "Aeroport Surgut"***
Location: ***628422, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport***
The issuer's share in the charter capital of the commercial organization: ***5%***
Fraction of ordinary shares of the commercial organization held by the issuer: ***5%***
Share of the commercial organization in the issuer's charter capital: ***no share***
Fraction of the issuer's ordinary shares held by the commercial organization: ***no fraction***

8.1.6. Major transactions conducted by the issuer.

***In the reporting quarter the Company did not conduct any major transactions (or a group of interrelated transactions) entailing liabilities to the amount of 10% or more of the book value of the Company's assets as of the end of 3Q2005.***

8.1.7. The issuer's credit ratings.

***As of the end of 4Q2005, the Company had no credit rating.***

**8.2. Data on each category (type) of the issuer's shares.**

Category: ***ordinary***
Par value of one security of the issue: ***RUR 1***
Number of outstanding securities: ***35,725,994,705***
Number of additional shares being placed: ***no such shares***
Number of declared shares: ***no such shares***
Number of shares on the issuer's balance: ***no such shares***
Number of additional shares that can be placed through conversion of previously placed securities convertible into shares or by virtue of fulfillment of the issuer's option obligations: ***no such shares***
Date of state registration: ***June 24, 2003***
State registration number: ***1-01-00155-A***

***In accordance with Ordinance of the Federal Securities Market Commission of Russia No. 03-1215/r dated June 24, 2003, the additional issues of issue-grade securities of OJSC "Surgutneftegas" were consolidated to cancel the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of OJSC "Surgutneftegas":***
***87-1-664 as of 19.07.94;***
***MF 67-1-01430 as of 30.09.96;***
***1-05-00155-A as of 25.08.97;***
***1-06-00155-A as of 22.12.97;***
***1-07-00155-A as of 18.04.2000***

Shares grant shareholders the following rights:
***An ordinary share of OJSC "Surgutneftegas" (the issuer) entitles its owner:***
***- to one vote when addressing issues put to the vote at a general shareholders' meeting excluding elections of members to the Company's Board of Directors (members to the Company's Board of Directors are elected through cumulative voting. In such case, each voting share of the Company accounts for the quantity of votes equal to the total quantity of members of the Company's Board of Directors. A shareholder has the right to cast all the votes carried by his/her share for one candidate or distribute them among several candidates to the Company's Board of Directors);***
***- to receive dividend out of the Company's net profit;***
***- to a share of the Company's property if the Company is dissolved;***

*- to demand that the Company buy out shares belonging to him/her in case:*
*the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by the general shareholders' meeting in compliance with the Company's Charter, if he/she voted against such resolution or transaction or did not vote on these issues;*
*the Company's Charter is amended or approved in a new wording to restrict his/her rights if he/she voted against the corresponding resolution or did not participate in voting;*
*- to participate in the general shareholders' meeting both in person and by proxy that can be acted by, without limitations, other shareholders of the Company as well as its officers;*
*- to purchase and dispose of shares belonging to him/her (consent of other shareholders is not required), in this case the shareholder is exempted from the obligations stipulated by Article 80, Item 2 of the Federal Law "On Joint Stock Companies".*

*In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money, those of the shareholders who own voting shares of the Company have the pre-emptive right over these securities in the quantity proportional to the quantity of the Company's voting shares belonging to them.*

*A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement between participants.*

Category: ***preferred***
Par value of one security of the issue: ***RUR 1***
Number of outstanding securities: ***7,701,998,235***
Number of additional shares being placed: ***no such shares***
Number of declared shares: ***no such shares***
Number of shares on the issuer's balance: ***no such shares***
Number of additional shares that can be placed through conversion of previously placed securities convertible into shares or by virtue of fulfillment of option obligations: ***no such shares***
Date of state registration: ***June 24, 2003***
State registration number: ***2-01-00155-A***

*In accordance with Ordinance of the Federal Securities Market Commission of Russia No. 03-1215/r dated June 24, 2003, the additional issues of issue-grade securities of OJSC "Surgutneftegas" were consolidated to cancel the following state registration numbers assigned to the issues of preferred registered non-documentary shares of OJSC "Surgutneftegas":*
*87-1-664 as of 19.07.94;*
*MF 67-1-01184 as of 05.04.96;*
*MF 67-1-01431 as of 30.09.96;*

*2-05-00155-A as of 25.08.97;*
*2-06-00155-A as of 24.10.97*

Shares grant shareholders the following rights:

***A preferred share of OJSC "Surgutneftegas" (the Company) entitles its owner:***
***- to receive an annual fixed dividend. The total amount paid as a dividend on each preferred share is set at the rate of 10% of the Company's net profit on the basis of the latest financial year results divided into the number of shares accounting for 25% of the Company's charter capital. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share, the dividend rate paid on the latter must be increased up to the dividend rate paid per ordinary share. The Company is not entitled to pay out preferred dividends in a manner differing from the procedure stipulated by the Company's Charter;***
***- to vote at a general shareholders' meeting when resolutions regarding the Company's reorganization and liquidation, introduction of amendments and supplements to the Company's Charter affecting the rights and interests of preferred shareholders are adopted;***
***- to a share of the Company's property if the Company is dissolved;***
***- to participate in a general meeting of shareholders with the vote on all the issues within its terms of reference starting from the meeting following the annual general meeting of shareholders, which, irrespective of the reasons, did not adopt the resolution to pay dividends or adopted a resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid after the first full dividend payment on the shares mentioned is effected;***
***- to purchase and dispose of shares belonging to him/her (no consent of other shareholders of the Company is required); in this case a shareholder is exempted from the obligations stipulated by Article 80, item 2 of the Federal Law "On Joint Stock Companies".***
***- in case of acquisition of the voting right, to demand that the Company buy back his/her shares if:***
***the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by the general shareholders' meeting in compliance with the Company's Charter, if he/she voted against such resolution or transaction or did not vote on these issues;***
***the Company's Charter is amended or approved in a new wording to restrict his/her rights if he/she voted against the corresponding resolution or did not participate in voting;***

***A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement between participants.***

**8.3. Previous issues of the issuer's issue-grade securities excluding the issuer's shares.**

***The Company did not issue securities other than shares.***

**8.4. Person(s) who offered security for bonds of the issue.**

***The Company did not issue any bonds.***

**8.5. Terms of ensuring the performance of bond obligations.**

***The Company did not issue any bonds.***

**8.6. Organizations keeping records of rights for the issuer's issue-grade securities.**

Registrar:
Full corporate name: ***Closed Joint Stock Company "Surgutinvestneft"***
Abbreviated corporate name: ***CJSC "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***

License:
License number: ***No.10-000-1-00324***
Date of licensing: ***24.06.2004***
Term of license: ***unlimited***
Issuing authority: ***Federal Financial Markets Service***

**8.7. Legislative acts regulating import and export of capital, which may influence the payment of dividends, interests, and other payments to non-residents.**

***As of December 31, 2005, the following legislative acts regulating import and export of capital that may influence the payment of dividends or interests or other payments were in force:***
***RF Law No.173-FZ dated 10.12.2003 "On Currency Exchange Regulation and Control";***
***Federal Law No.208-FZ dated 26.12.1995 "On Joint Stock Companies";***
***Federal Law No.160-FZ dated 09.07.1999 "On Foreign Investments in the Russian Federation";***
***Federal Law No.39-FZ dated 25.02.1999 "On Investment Activities in the Form of Capital Investments in the Russian Federation";***
***RF Tax Code;***
***Federal Law No.115-FZ dated 07.08.2001 "On Countermeasures against Money Laundering and Financing of Terrorism";***
***Double taxation treaties between Russia and foreign nations in which holders of the Company's securities reside;***

## 8.8. Taxation of income from placed issue-grade securities of the issuer.

| *I. Taxation of legal entities' dividend income from placed securities.* | | |
|---|---|---|
| *No.* | *Categories of holders of securities* | |
| | *Legal entities – tax residents of the RF* | *Foreign legal entities (non-residents) enjoying income from a source in the RF* |
| *1. Income from placed securities* | *Dividends* | |
| *2. Tax on securities income* | *Profit tax* | |
| *3. Tax rate* | *9%* | *15%* |
| *4. Tax payment procedure and deadlines* | *Taxes on dividend income are charged at the source of payment of such income and transferred to the state budget by the tax agent that has effected the payment within 10 days after the income is paid.* | *The tax deducted from foreign companies' income is transferred by the tax agent to the federal budget concurrently with the income payment either in the currency this income was paid or in the currency of the RF at the official exchange rate of the Central Bank of the RF as of the date of tax transfer.* |
| *5. Tax payment procedures for this category of security holders* | *The total amount of dividend tax is calculated on the basis of the difference between the amount of dividends payable to resident shareholders and the amount of dividends received by the tax agent for the reporting period.*<br>*The negative result eliminates both tax payments and refund from the state budget. The tax amount to be withheld from the income of the taxpayer-recipient of dividends is calculated on the basis of the total tax amount and a fraction of each taxpayer in the total amount of dividends.* | *Double taxation relief. International treaties of the RF require foreign organizations to provide the tax agent who pays income with a confirmation that such foreign organization has a permanent location in a country with which the RF concluded an international tax treaty (agreement) governing taxation issues. Such confirmation is to be certified by relevant authorities of that foreign state. If the foreign organization entitled to draw income furnishes such confirmation to the tax agent who pays income before the income payment date, such income is either exempt from taxes at the source of payment or taxes are withheld at the source of payment at lower rates.*<br>*To refund taxes withheld earlier in the RF, the foreign organization is to submit necessary documents to the taxation body at the territory where the tax agent is registered. Documents are submitted within three years after* |

| | | |
|---|---|---|
| | | *the end of the tax period during which the income was paid.* |
| *6. Legislative and normative acts governing the procedure for taxation of the said income.* | *RF Tax Code, Part 2, Chapter 25 "Corporate Profit Tax" (as amended and supplemented), Double Taxation Treaty.* | |

| | | |
|---|---|---|
| *II. Taxation of natural persons' dividend income from placed securities.* | | |
| *No.* | Categories of holders of securities | |
| | *Natural persons – tax residents of the RF* | *Natural persons enjoying income from sources located in the RF, who are not tax residents of the RF* |
| *1. Income from placed securities* | *Dividends* | |
| *2. Tax on securities income* | *Individual income tax* | |
| *3. Tax rate* | *9%* | *30%* |
| *4. Tax payment procedure and deadlines* | *A Russian company being the source of the taxpayer's dividend income (tax agent) is obliged to withhold the tax from the taxpayer's income and transfer the tax to the corresponding budget. The accrued tax amount is withheld from the taxpayer's income when such income is paid. Tax agents are obliged to transfer accrued and withheld tax amounts no later than on the day when the bank receives disposable funds to pay the income as well as no later than on the day when such income is transferred from tax agents' bank accounts to the taxpayers' accounts or, at the taxpayer's request, to bank accounts of third parties.* | |
| *5. Tax payment procedures for this category of security holders* | *The total amount of dividend tax is calculated on the basis of the difference between the amount of dividends payable to resident shareholders and the amount of dividends received by the tax agent for the reporting period. The negative result eliminates both tax payments and refund from the state budget. The tax amount to be withheld from the income of the taxpayer-recipient of dividends is calculated on the basis of the total tax amount and a fraction of each taxpayer in the total amount of dividends.* | *Double taxation relief. In order to obtain tax relief, offsetting, tax refund or other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he/she is a resident of the country with which the RF has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid the tax outside the RF, that document being confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax or tax advance payments or within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, tax relief, offsetting, tax refund or incentives.* |
| *6. Legislative and normative acts governing the procedure for taxation of the said* | *RF Tax Code, Part 2, Chapter 23 "Individual Income Tax" (as amended and supplemented), Article 275, Double Taxation Treaty.* | |

| income. | | |
|---|---|---|
| III. Taxation of legal entities' income from sales of placed securities. | | |
| No. | Categories of security holders | |
| | Legal entities – tax residents of the RF | Foreign legal entities (non-residents) enjoying income from sources in the RF |
| 1. Income from placed securities | Revenues from sales of securities | Revenues from sales of shares of Russian companies whose real estate located in the RF accounts for over 50% of the company's assets. |
| 2. Tax on income from securities | Profit tax | |
| 3. Tax rate | 24% | 20% |
| 4. Tax payment procedure and deadlines | The tax payable at the end of the tax period is paid no later than on March 28 following the expired tax period. Quarterly advance payments are paid within 28 days after the respective reporting period ends. Monthly advance payments payable within the reporting period are paid no later than on the 28th day of each month of this reporting period. The taxpayers who calculate monthly advance payments ex post realized profit pay advance payments no later than on the 28th day of the month following the month of tax assessment. Against the results of the reporting (tax) period, the amounts of monthly advance payments paid within the reporting (tax) period are offset when advance payments for the reporting period are paid. Advance payments for the reporting period are offset against tax payments for the tax period. | The tax is calculated and withheld by the Russian company that pays income to the foreign company, every time income is paid, and is transferred by the tax agent to the federal budget at the time this income is paid either in the currency this income is paid or in the currency of the RF at the exchange rate set by the Central Bank of the RF as of the day the tax is transferred. |
| 5. Tax payment procedures for this category of security holders | | Double taxation relief. If a foreign company before the income payment date submits the tax agent with a confirmation that it has a permanent location in a country with which the RF concluded an international taxation agreement in regard of the income which is subject to preferential tax treatment in the RF under such agreement, this company becomes exempt from taxes at the source of payment or taxes are withheld at lower rates. |

| | | |
|---|---|---|
| *6. Legislative and normative acts governing the procedure for taxation of the said income.* | *RF Tax Code, Part 2, Chapter 25 "Corporate Profit Tax" (as amended and supplemented)* | |
| *IV. Taxation of natural persons' income from sales of placed securities.* | | |
| *No.* | Categories of securities holders | |
| | *Natural persons – tax residents of the RF* | *Natural persons enjoying income from sources in the RF who are not tax residents of the RF* |
| *1. Income from placed securities* | *Income (loss) from sales of securities is the difference between the amount of income obtained from sales of securities and documented expenses on acquisition, sales and custody of securities, as actually incurred by the taxpayer, or property deductions accepted to lower income from such purchase and sale transaction.* | |
| *2. Tax on income from securities* | *Individual income tax* | |
| *3. Tax rate* | *13%* | *30%* |
| *4. Tax payment procedure and deadlines* | *The tax agent calculates and pays the tax amount either after the tax period (calendar year) expires or when the tax agent pays taxpayer's monetary assets before the current tax period expires. If monetary funds are paid before the current tax period expires, the tax is paid on the basis of fraction of income equivalent to the actual amount of monetary funds being paid.* | |
| *5. Tax payment procedures for this category of securities holders* | *In case the taxpayer's expenses cannot be proved by documents, such taxpayer is eligible to claim a property tax refund amounting to the sum received from the sale of securities but not exceeding RUR 125,000. In regard to securities that the taxpayer has been holding for 3 years or more, the property tax refund equals to the amount received by the taxpayer from the sale of these securities. The taxpayer is granted with a property tax refund or a refund amounting to expenses actually incurred and documented either when taxes are assessed and paid to the budget at the source of income payment or when a tax declaration is submitted to the tax authorities after the tax period expires.* | *Double taxation relief. In order to obtain tax relief, offsetting, tax refund or other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he/she is a resident of a country with which the RF has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid the tax outside the RF, that document being confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax and advance payments or within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, refund or incentives.* |
| *6. Legislative and normative acts governing the procedure for taxation of the said income.* | *RF Tax Code, Part 2, Chapter 23 "Individual Income Tax" (as amended and supplemented).* | |

**8.9. Declared (accrued) and paid dividends on the issuer's shares; the issuer's bond yield.**

Category of shares: ***ordinary***
Form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Reporting period: ***2001***
Dividends accrued per one share (RUR): ***0.033***
Aggregate dividends accrued on all shares (RUR): ***1,178,957,849.05***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Period for declared dividend payment: ***1 year, from June 03, 2002 till June 02, 2003***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,178,957,849.05***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2002***
Dividends accrued per one share (RUR): ***0.032***
Aggregate dividends accrued on all shares (RUR): ***1,143,231,831.87***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Period for declared dividend payment: ***60 days after the date the resolution on payment was passed***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,143,231,831.87***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2003***
Dividends accrued per one share (RUR): ***0.14***
Aggregate dividends accrued on all shares (RUR): ***5,001,639,258.70***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Period for declared dividend payment: ***from April 1, 2004 till May 19, 2004***

Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***5,001,639,258.70***
Reasons for non-payment (partial payment): ***no such reasons***

Reporting period: ***2004***
Dividends accrued per one share (RUR): ***0.40***
Aggregate dividends accrued on all shares (RUR): ***14,290,397,882.00***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***April 30, 2005***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 03, 2005, No. 16***
Period for declared dividend payment: ***from May 16, 2005 till June 29, 2005***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***14,290,397,882.00***
Reasons for non-payment (partial payment): ***no such reasons***

Category of shares: ***preferred***
Type of shares: ***no type***
Form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***2001***
Dividends accrued per one share (RUR): ***0.1***
Aggregate dividends accrued on all shares (RUR): ***770,199,823.5***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Period for declared dividend payment: ***1 year, June 03, 2002 – June 02, 2003***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***770,199,823.5***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends accrued per one share (RUR): ***0.096***
Aggregate dividends accrued on all shares (RUR): ***739,391,830.62***
The issuer's administrative body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Period for declared dividend payment: ***60 days after the date the resolution on payment was passed***

Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***739,391,830.62***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2003***
Dividends accrued per one share (RUR): ***0.16***
Aggregate dividends accrued on all shares (RUR): ***1,232,319,717.60***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Period for declared dividend payment: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***1,232,319,717.60***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2004***
Dividends accrued per one share (RUR): ***0.607***
Aggregate dividends accrued on all shares (RUR): ***4,675,112,905.44***
The issuer's management body which passed a resolution to pay dividends: ***Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***April 30, 2005***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 03, 2005, No. 16***
Period for declared dividend payment: ***from May 16, 2005 till June 29, 2005***
Form and other terms of declared dividend payment: ***monetary funds, in the order established and approved for dividend payment***
Total dividends paid on all shares of the same category (RUR): ***4,675,112,905.44***
Reasons for non-payment (partial payment): ***no such reasons***

***OJSC "Surgutneftegas" paid dividends for the years from 2000 to 2004 in full within the periods set for dividend payments.***

**8.10. Miscellaneous information.**

***The terms of reference for the Company's administrative bodies shown in Item 5.1 herein was provided in compliance with the Company's Charter applied in part not contradicting the effective legislation of the RF.***

***The amounts of fractions in Charter Capitals are rounded to four decimal places.***

***The information in the present quarterly report is not provided since there was no annual financial reporting data as of the date this document was drawn. Such information will be disclosed in the quarterly report for 1Q2006.***